May 17, 2013
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:     Kathleen Collins, Accounting Branch Chief
    Melissa Kindelan, Staff Accountant
Luna Bloom, Staff Attorney
Jan Woo, Staff Attorney

Re:    Epicor Software Corporation
Form 10-K for Fiscal Year Ended September 30, 2012
Filed December 12, 2012
File No. 333-178959
Ladies and Gentlemen:
Epicor Software Corporation (the “Company”) is submitting this letter in response to the comments from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated April 29, 2013 (the “Third Comment Letter”). For purposes of this letter, the “Initial Comment Letter” refers to the comment letter from the Staff dated February 8, 2013 and “Initial Response” refers to our letter dated February 25, 2013 and “Second Comment Letter” refers to the letter from the Staff dated March 15, 2013 and “Second Response” refers to our letter dated April 9, 2013. For your convenience, we have repeated your comments 1 through 3 from the Third Comment Letter below in italics, and the headings and numbered responses in this response letter correspond to the headings and numbered comments contained in the Third Comment Letter. Please feel free to contact John Ireland, Senior Vice President and General Counsel of the Company, at the telephone number at the end of this response letter with any further questions or comments you may have.

Form 10-K for Fiscal Year Ended September 30, 2012
Management's Discussion and Analysis of Results of Operations and Financial Condition
Results of Operations
Year Ended September 30, 2012 (Successor) compared to the Year Ended September 30, 2011 (Predecessor/Successor)(Non-GAAP), page 33

1.
We note your response to prior comments 2 and 3. Please amend your Form 10-K to include a discussion of the results of operations on a historical basis, as provided in Attachment I of your response. Similar revisions should be made to the results of operations discussion for fiscal 2011 compared to fiscal 2010. Also, please remove the non-GAAP combined information and related discussions in your amended filing. In addition, revise to include a discussion of the results of operations for the year ended September 30, 2012 compared to pro forma financial information for the year ended September 30, 2011, using pro forma financial information similar to what you provided in the Form S-4 filed January 11, 2012, or explain to us why you do not believe such a discussion based on pro forma information is meaningful and useful to investors.

We acknowledge the Staff's request for the Company to amend the Management's Discussion and Analysis of Financial Condition and Results of Operations for our Fiscal 2012 Form 10-K to include a discussion of the results of operations on a historical basis, to remove references to non-GAAP combined information, and to include a discussion comparing the results of operations for the year ended September 30, 2012 to pro forma financial information for the year ended September 30, 2011. We respectfully advise the Staff that as requested, we will amend our Form 10-K to update Management's Discussion and Analysis of Financial Condition and Results of Operations as noted above. We have prepared the amended Management's Discussion and Analysis of Financial Condition and Results of Operations, and have included it as attachment 1 to this letter and upon receiving confirmation from the Staff that attachment 1 addresses the Staff's comment and that the Staff has no further comments to our Fiscal 2012 Form 10-K, we will promptly thereafter file an amendment to our Fiscal 2012 Form 10-K to include the amended Management's Discussion and Analysis of Financial Condition and Results of Operations as set forth in attachment 1.

Notes to Consolidated Financial Statements
Note 4. Goodwill, page 79

2.
Please provide us with a breakdown of your goodwill by reporting unit. In addition, please revise your disclosures in future filings to provide a breakdown of goodwill by reporting segment pursuant to ASC 350-20-50-1.

We acknowledge the Staff's comment requesting a breakdown of goodwill by reporting unit and requesting that we revise our disclosures in future filings to provide a breakdown of goodwill by reporting segment. We respectfully advise the staff that the breakdown of our goodwill by reporting unit as of September 30, 2012 is as follows (in thousands):

Goodwill as of
Reporting Unit	September 30, 2012
ERP Americas	$617,230
ERP EMEA	46,976
ERP APAC	33,216
Retail Softgoods	211,676
Retail Hardgoods	286,268
Total	$1,195,366
Additionally, we respectfully advise the staff that in future filings, we will include a breakdown of goodwill by reportable segment as required by ASC 350-20-50-1.

3.
We note from your response to prior comment 6 that for the ERP Americas and Retail Hardgoods reporting units, the fair value exceeded the carrying value by only 10% and 16%, respectively. Please clarify whether you have determined that the estimated fair value for each of your reporting units substantially exceeded the carrying value and if so, explain further your conclusions. To the extent you have determined that the estimated fair value substantially exceeds the carrying value for your reporting unit, please disclose this determination in future filings. Alternatively, if you believe certain reporting units have an estimated fair value that is not substantially in excess of the carrying value, then please revise your disclosures to disclose (a) the percentage by which fair value of the reporting unit exceeded carrying value as of the date of the most recent test, (b) the amount of goodwill allocated to such reporting units, and (c) describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value. We refer you to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.

We respectfully advise the Staff that on May 16, 2011, at the time of the Acquisitions, the fair value of each reporting unit was equal to the carrying value of each reporting unit. On July 1, 2012, approximately 13 months following the Acquisitions, we performed our annual goodwill impairment testing. During that period of time, the fair value increased over the carrying value by 10% and 16% for our ERP Americas and Retail Hardgoods reporting units, respectively. We believe that this increase was substantial when taking into account the relatively short duration of time between the date of the Acquisitions and our annual impairment test and therefore we did not disclose our determination that the fair value substantially exceeded the carrying value for our reporting units in our 2012 10-K. We have updated the summary of critical accounting estimates for our goodwill impairment analysis as set forth in attachment 1 to reflect our conclusion that the fair value substantially exceeded the carrying value for our reporting units.

In future filings, to the extent that we have determined that the fair value of reporting units substantially exceeds the carrying value, we will disclose that determination. In future filings, to the extent that we have determined that the fair value of certain reporting units does not substantially exceed the carrying value, we will disclose (a) the percentage by which fair value of the reporting unit exceeded carrying value as of the date of the most recent test, (b) the amount of goodwill allocated to such reporting units, and (c) describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value.

Upon receiving confirmation from the Staff that attachment 1 addresses the Staff's comment and that the Staff has no further comments to our Fiscal 2012 Form 10-K, we will promptly thereafter file an amendment to Fiscal 2012 Form 10-K to include the amended summary of critical accounting estimates for our goodwill impairment analysis included our Management's Discussion and Analysis of Financial Condition and Results of Operations as set forth in attachment 1

* * * * *

The Company also acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should the Staff have any additional comments or questions, please contact me at (949) 585-4225. We respectfully request that the Staff confirm that it has no additional requests or comments.

Very truly yours,

/s/ John D. Ireland
John D. Ireland
Senior Vice President and General Counsel

cc: Lisa L. Stimmell and Melinda Anderson, Wilson Sonsini Goodrich & Rosati

Attachment 1 - Amended Management's Discussion and Analysis

ITEM 7 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this report. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those set forth under “Risk Factors” in Part I, section IA. Unless the context requires otherwise, references to “we,” “our,” “us” and “the Company” are to Epicor Software Corporation and its consolidated subsidiaries, after the consummation of the Acquisitions. Unless the context requires otherwise, references to “Legacy Epicor” refer to legacy Epicor Software Corporation and its consolidated subsidiaries prior to the acquisitions and references to “Activant” or “Predecessor” refer to Activant Solutions Inc. and its consolidated subsidiaries.
Overview
We are a leading global provider of enterprise application software and services focused on small and mid-sized companies and the divisions and subsidiaries of Global 1000 enterprises. We provide industry-specific solutions to the manufacturing, distribution, retail, services and hospitality sectors. Our fully integrated systems, which primarily include license, hardware, professional services, support services and may include hardware products, are considered “mission critical” to many of our customers, as they manage the flow of information across the core business functions, operations and resources of their enterprises. By enabling our customers to automate and integrate information and critical business processes throughout their enterprise, as well as across their supply chain and distribution networks, our customers can increase their efficiency and productivity, resulting in higher revenues, increased profitability and improved working capital.
Our fully integrated systems and services include one or more of the following software applications: inventory and production management, supply chain management (“SCM”), order management, point-of-sale (“POS”) and retail management, accounting and financial management, customer relationship management (“CRM”), human capital management (“HCM”) and service management, among others. Our solutions also respond to our customers' need for increased supply chain visibility and transparency by offering multichannel e-commerce and collaborative portal capabilities that allow enterprises to extend their business and more fully integrate their operations with those of their customers, suppliers and channel partners. We believe this collaborative approach distinguishes us from conventional enterprise resource planning (“ERP”) vendors, whose primary focus is predominately on internal processes and efficiencies within a single plant, facility or business. For this reason, we believe our products and services have become deeply embedded in our customers’ businesses and are a critical component to their success.
In addition to processing the transactional business information for the vertical markets we serve, our data warehousing, business intelligence and industry catalog and content products aggregate detailed business transactions to provide our customers with advanced multi-dimensional analysis, modeling and reporting of their enterprise-wide data.
We have developed strategic relationships with many of the well-known and influential market participants across all segments in which we operate, and have built a large and highly diversified base of more than 20,000 customers who use our systems, maintenance and/or services offerings on a regular, ongoing basis in over 33,000 sites and locations. Additionally, our automotive parts catalog is used at approximately 27,000 locations, many of which are also our systems customers.
We have a global customer footprint across more than 150 countries and have a strong presence in both mature and emerging markets in North America, Europe, Asia and Australia, with approximately 4,000 employees worldwide as of September 30, 2012. Our software is available in more than 30 languages and we continue to translate and localize our systems to enter new geographical markets. In addition, we have a growing network of over 400 global partners, value-added resellers and systems integrators that provide a comprehensive range of solutions and services based on our software. This worldwide coverage provides us with economies of scale, higher capital productivity through lower cost offshore operations, the ability to more effectively deliver our systems and services to high-growth emerging markets, and to support increasingly global businesses.
During the fourth quarter of fiscal 2012, we changed the composition of our reportable segments by dividing our Retail reportable segment into two separate reportable segments, Retail Solutions and Retail Distribution.  We have reclassified the revenues and contribution margin of prior periods to conform to the new reportable segment structure. We specialize in and target three application software segments: ERP, Retail Solutions and Retail Distribution, which we consider our segments for reporting purposes. These segments are determined in accordance with how our management views and evaluates our business and based on the criteria as outlined in authoritative accounting guidance regarding segments. The Predecessor had two reporting segments: Wholesale Distribution Group, which is now included in our ERP segment, and Retail Distribution Group, which is now included in our Retail Distribution segment. The prior periods of the Predecessor have been reclassified to conform to the current period presentation.
Because these segments reflect the manner in which our management views our business, they necessarily involve judgments that our management believes are reasonable in light of the circumstances under which they are made. These judgments may change over time or may be modified to reflect new facts or circumstances. Segments may also be changed or modified to reflect technologies and applications that are newly created, change over time, or evolve based on business conditions, each of which may result in reassessing specific segments and the elements included within each of those segments. Future events, including changes in our senior management, may affect the manner in which we present segments in the future.

The Transactions
On March 25, 2011 (“Inception”), Eagle Parent, Inc. (“Eagle”) was formed under Delaware law at the direction of funds advised by Apax Partners, L.P. and Apax Partners, LLP, together referred to as “Apax”, solely for the purpose of acquiring Activant Group Inc. (“AGI”), the parent company of Activant Solutions Inc., the Predecessor for reporting purposes, (the “Predecessor” or “Activant”), and Epicor Software Corporation (“Legacy Epicor”). On April 4, 2011, Eagle entered into an Agreement and Plan of Merger with AGI, Activant and certain other parties pursuant to which Eagle agreed to acquire AGI and Activant. Also on April 4, 2011, Eagle entered into an Agreement and Plan of Merger with Legacy Epicor and certain other parties, pursuant to which Eagle agreed to acquire Legacy Epicor. Eagle had no activity from Inception to May 16, 2011, except for activities related to its formation, the acquisitions and arranging the related financing.
On May 16, 2011, pursuant to an Agreement and Plan of Merger, dated as of April 4, 2011 between Eagle, Activant Group Inc. (“AGI”), the parent company of Activant, Sun5 Merger Sub, Inc, a wholly-owned subsidiary of the Company (“A Sub”), and certain other parties, A Sub was merged with and into AGI with AGI surviving as a wholly-owned subsidiary of the Company. We paid net aggregate consideration of $972.5 million for the outstanding AGI equity (including “in-the-money” stock options outstanding immediately prior to the consummation of the acquisition) consisting of $890.0 million in cash, plus $84.1 million cash on hand (net of a $2.3 million agreed upon adjustment) and a payment of $5.8 million for certain assumed tax benefits minus the amount of a final net working capital adjustment of $7.4 million, as specified in the Activant Agreement and Plan of Merger.
Also on May 16, 2011, pursuant to Agreement and Plan of Merger, dated as of April 4, 2011 between us, Legacy Epicor and Element Merger Sub, Inc. (“E Sub”), E Sub acquired greater than 90% of the outstanding capital stock of Legacy Epicor pursuant to a tender offer and was subsequently merged with and into Legacy Epicor, with Legacy Epicor surviving as a wholly-owned subsidiary of the Company. We paid $12.50 per share, for a total of approximately 64.2 million shares, to the holders of Legacy Epicor common stock and vested stock options, which represented net aggregate merger consideration of $802.3 million (including approximately $0.1 million for additional shares purchased at par value to meet the tender offer requirements).
These acquisitions and the related transactions are referred to collectively as the “Acquisition” or “Acquisitions.”
The acquisitions were funded by a combination of an equity investment by funds advised by Apax Partners, L.P. and Apax Partners, LLP together referred to as “Apax”, in us of approximately $647.0 million, an $870.0 million senior secured term loan facility, $465.0 million in senior notes, $27.0 million drawn on senior secured revolving credit facility, and acquired cash.
Activant was determined to be the Predecessor for financial reporting purposes due to its relative total asset size to Legacy Epicor. Further, the majority of Named Executive Officers and other executive officers of the Company were employees of Activant.
Effective as of December 31, 2011, Legacy Epicor, AGI and Activant were merged with and into Eagle under Delaware law, whereupon each of Legacy Epicor, AGI and Activant ceased to exist and Eagle survived as the surviving corporation (the “Reorganization”). In connection with the Reorganization, Eagle changed its name to Epicor Software Corporation. Since Activant and Legacy Epicor were both subsidiaries of Eagle, the Reorganization represented a change in legal entities under common control which had no impact on the consolidated financial statements of the Company.

Basis of Presentation

In this Management's Discussion and Analysis, we compare our results of operations for the year ended September 30, 2012 to our results operations for the period from Inception to September 30, 2011 and to the Predecessor's results of operations for the period from October 1, 2010 to May 15, 2011. Additionally, we compare our results of operations for the period from Inception to September 30, 2011 to the Predecessor's results of operations for the year ended September 30, 2010. Finally, we compare the Predecessor's results of operations for the period from October 1, 2010 to May 15, 2011 to the Predecessor's results of operations for the year ended September 30, 2010.

As a result of the Acquisitions, our discussion of the historical results of operations often compares periods of different duration. Additionally, our discussion compares Epicor Software Corporation's results to Predecessor only results. To supplement this discussion, we have also compared our results of operations for the year ended September 30, 2012 to the Pro-Forma results of operations for the year ended September 30, 2011. See "Unaudited Pro Forma Condensed Combined Financial Data" for details regarding the preparation of the Pro-Forma results of operations for the year ended September 30, 2011.

Components of Operations
The key components of our results of operations are as follows:
Revenues
Our revenues are primarily derived from sales of our systems and services to customers that operate in three segments - ERP, Retail Solutions and Retail Distribution.

•
ERP segment - The ERP segment provides (1) distribution solutions designed to meet the expanding requirement to support a demand driven supply network by increasing focus on the customer and providing a more seamless order-to-shipment cycle for a wide range of vertical markets including electrical supply, plumbing, medical supply, heating and air conditioning, tile, industrial machinery and equipment, industrial supplies, fluid power, janitorial and sanitation, medical, value-added fulfillment, food and beverage, redistribution and general distribution; (2) manufacturing solutions designed for discrete and mixed-mode manufacturers with lean and “to-order” manufacturing and distributed operations catering to several verticals including industrial machinery, instrumentation and controls, medical devices, printing and packaging, automotive, aerospace and defense, energy and high tech; (3) hospitality solutions designed for the hotel, resort, casino, food service, sports and entertainment industries that can manage and streamline virtually every aspect of a hospitality organization, from POS or property management system integration, to cash and sales management, centralized procurement, food costing and beverage management, core financials and business intelligence for daily reporting and analysis by outlet and property, all within a single solution and (4) financial management and professional services solutions designed to provide the project accounting, time and expense management, and financial analysis and reporting necessary to support the complex requirements of serviced-based companies in the consulting, banking, financial services, not-for-profit and software sectors.

•
Retail Solutions segment - The Retail Solutions segment supports large, distributed retail environments that require a comprehensive multichannel retail solution including POS store operations, cross-channel order management, CRM, loyalty management, merchandising, planning and assortment planning, business intelligence and audit and operations management capabilities. Our Retail Solutions segment caters to the general merchandise, specialty retailers, apparel and footwear, sporting goods and department store verticals.

•
Retail Distribution segment - The Retail Distribution segment supports small- to mid-sized, independent or affiliated retailers that require integrated POS or ERP offerings. Our Retail Distribution segment primarily supports independent hardware retailers, lumber and home centers, lawn and garden centers, farm and agriculture and other specialty hardlines retailers, as well as customers involved in the manufacture, distribution, sale and installation of new and remanufactured parts used in the maintenance and repair of automobiles and light trucks primarily in North America as well as the United Kingdom and Ireland, including several retail chains in North America.

Within each segment, we generate revenues from systems and services.
Systems revenues are comprised primarily of:

•
License revenues: Represent revenues from the sale or license of software to customers. A substantial amount of our new license revenue is characterized by long sales cycles and is therefore a somewhat less predictable revenue stream in nature. License revenues are heavily affected by the strength of general economic conditions and our competitive position in the marketplace.

•
Professional services revenues: Consist primarily of revenues generated from implementation contracts to install and configure our software products. Additionally, we generate revenues from training and educational services to our customers regarding the use of our software products. Our consulting revenues are dependent upon general economic conditions, the level of our license revenues, as well as ongoing purchases of services by our existing customer base.

•
Hardware revenues: Consist primarily of computer server, POS and storage product offerings, as well as revenues generated from the installation of hardware products. Our hardware revenues are dependent upon general economic conditions, the level of our license revenues, as well as on going purchases from our existing customer base.

•	Other systems revenues: Consist primarily of sales of business products to our existing customer base.

Services revenues consist primarily of maintenance services and content and supply chain services (including recurring revenue such as software as a service (“SaaS”), hosting and managed services). These services are specific to the markets we serve and can complement our software product offerings. Maintenance services include customer support activities, including software, hardware and network support through our help desk, web help, software updates, preventive and remedial on-site maintenance and depot repair services. Content and supply chain services are comprised of proprietary catalogs, data warehouses, electronic data interchange, and data management products. We provide comprehensive automotive parts catalogs, industry-specific analytics and database services related to point-of-sale transaction activity or parts information in other core verticals, as well as, e-Commerce connectivity offerings, hosting, networking and security monitoring management solutions. We generally provide services on a subscription basis, and accordingly these revenues are generally recurring in nature. Of our total revenues for the year ended September 30, 2012, approximately $480.0 million, or 56%, was derived from services revenues, which have been a stable and predictable recurring revenue stream for us. The Predecessor’s services revenues consisted primarily of maintenance services, content services and supply chain services.
Operating Expenses
Our operating expenses consist primarily of cost of systems revenues, costs of services revenues, sales and marketing, product development, general and administrative expenses, acquisition-related costs and restructuring as well as non-cash expenses, including depreciation and amortization. We allocate overhead expenses including facilities and information technology costs to all departments based on headcount. As such, overhead expenses are included in costs of revenues and each operating expense category. All operating expenses are allocated to segments, except as otherwise noted below.

•
Cost of systems revenues - Cost of systems revenues consists primarily of direct costs of software duplication and delivery, third-party royalty fees, salary related and third party consulting costs of providing customers' system installation and integration and training services, our logistics organization, cost of hardware, and allocated overhead expenses.

•
Cost of services revenues - Cost of services revenues consists primarily of salary related costs, third party maintenance costs and other costs associated with product updates and providing support services, material and production costs associated with our automotive catalog and other content offerings and allocated overhead expenses.

•
Sales and marketing - Sales and marketing expense consists primarily of salaries and bonuses, commissions, share-based compensation expense, travel, marketing promotional expenses and allocated overhead expenses. Corporate marketing expenses are not allocated to our segments.

We sell, market and distribute our products and services worldwide, primarily through a direct sales force and internal telesales, as well as through an indirect channel including a network of VARs, distributors, national account groups and authorized consultants who market our products on a predominately nonexclusive basis. Our marketing approach includes developing strategic relationships with many of the well-known and influential market participants in the vertical markets that we serve. In addition to obtaining endorsements, referrals and references, we have data licensing and supply chain service agreements with many of these businesses that we believe are influential. The goal of these programs is to enhance the productivity of the field and inside sales teams and to create leveraged selling opportunities, as well as offering increased benefits to our customers by providing access to common industry business processes and best practices.

Incentive pay is a significant portion of the total compensation package for all sales representatives and sales managers. Our field sales teams are generally organized by new business sales, which focuses on identifying and selling to new customers and teams focused on customers that are migrating from one of our legacy systems to one of our new solution offerings. We also have dedicated inside sales teams that focus on selling upgrades and new software applications to our installed base of customers.

In recognition of global opportunities for our software products, we have committed resources to a global sales and marketing effort. We have established offices worldwide to further such sales and marketing efforts. We sell our products in the America's, EMEA and APAC through a mix of direct operations, VARs and certain third-party distributors. We translate and localize certain products directly or on occasion through outside contractors, for sale in Europe, the Middle East, Africa, Latin America and Asia Pacific.

•
Product development — Product development expense consists primarily of salaries and bonuses, share-based compensation expense, outside services and allocated overhead expenses. Our product development strategy combines innovative new software capabilities and technology architectures with our commitment to the long-term support of our products to meet the unique needs of our customers and vertical industries we serve. We seek to enhance our existing product lines, offer streamlined upgrade and migration options for our existing customers and develop compelling new products for our existing customer base and prospective new customers.

•
General and administrative — General and administrative expense primarily consists of salaries and bonuses, share-based compensation expense, outside services, and facility and information technology allocations for the executive, finance and accounting, human resources and legal service functions. Bad debt expenses and legal settlement fees are allocated to our segments and the remaining general and administrative expenses are not allocated.

•
Depreciation and amortization — Depreciation and amortization expense consists of depreciation attributable to our fixed assets and amortization attributable to our intangible assets. Depreciation and amortization are not allocated to our segments.

•
Acquisition-related costs — Acquisition-related costs consists primarily of sponsor arrangement fees, legal fees, investment banker fees, bond breakage fees, due diligence fees, costs to integrate acquired companies, and costs related to contemplated business combinations and acquisitions. Acquisition-related costs are not allocated to our segments.

•
Restructuring costs — Restructuring costs relate to management approved restructuring actions to eliminate certain employee positions and to consolidate certain excess facilities with the intent to integrate acquisitions and streamline and focus our operations to properly align our cost structure with our projected revenue streams. Restructuring costs are not allocated to our segments.

Non-Operating Expenses
Our non-operating expenses consist of the following:

•	Interest expense — Interest expense represents interest and amortization of our original issue discount and deferred financing fees related to our outstanding debt.

•
Other income (expense), net — Other income (expense), net consists primarily of interest income, equity in earnings of equity method investees, other non-income based taxes, foreign currency gains or losses and gains or losses on marketable securities.

•
Income tax expense — Income tax expense is based on federal, state and foreign taxes owed in these jurisdictions in accordance with current enacted laws and tax rates. Our income tax provision includes current and deferred taxes for these jurisdictions, as well as the impact of uncertain tax benefits for the estimated tax positions taken on tax returns.

General Business Trends
Demand for our systems and services offerings has generally been correlated with the overall macroeconomic conditions. The global economic outlook remains uncertain, primarily due to the unresolved European sovereign debt crisis, slowing economy in China, volatile oil prices due to geopolitical risk, and relatively weak United States ("U.S.") economic momentum. We expect these conditions will lead to continued IT spending weakness in Europe into 2013, and these conditions could have a negative impact on IT spending in the U.S. as well.

Despite the slower macroeconomic conditions, our segments performed well in the year ended September 30, 2012 as compared to last year. Our ERP segment experienced solid growth in Asia Pacific and the Americas, however, during the year ended September 30, 2012 the soft European economy led to an unfavorable impact on our revenues in the EMEA region. During the year ended September 30, 2012, systems revenues for our Retail Distribution segment was adversely impacted by ongoing high unemployment, a weak residential housing market, and weak consumer confidence which was offset by the closing of large strategic deals in our Retail Solutions segment.  We continue to evaluate the economic situation, the business environment and our outlook for changes. We continue to focus on executing in the areas we can control by providing high value products and services while managing our expenses.

Results of Operations
Year Ended September 30, 2012 Compared to the period from Inception to September 30, 2011

Total revenues

Our total revenues were $855.5 million for the year ended September 30, 2012 as compared to $304.8 million for the period from Inception to September 30, 2011. Total revenues increased by $550.7 million, or 181%, for the year ended September 30, 2012 as compared to the period from Inception to September 30, 2011. The increase was primarily attributable to the comparison of a twelve month period with a four and one half month period as well as a $13.5 million decrease in deferred revenue purchase accounting adjustments, partially offset by the seasonally high systems revenues for the period from Inception to September 30, 2011 which was primarily comprised of our fiscal fourth quarter which typically has the highest license and hardware revenue of any quarter.

The following table sets forth, for the periods indicated, our segment revenues by systems and services and the variance thereof:

	Year Ended	Inception to
(in thousands, except percentages)	September 30, 2012	September 30, 2011	Variance $	Variance %
ERP revenues:
Systems:
License	$100,395	$46,796	$53,599	115%
Professional services	128,712	48,457	80,255	166%
Hardware	15,489	5,913	9,576	162%
Other	504	185	319	172%
Total systems	245,100	101,351	143,749	142%
Services	270,100	77,567	192,533	248%
Total ERP revenues	515,200	178,918	336,282	188%
Retail Solutions revenues:
Systems:
License	20,698	6,310	14,388	228%
Professional services	36,334	13,836	22,498	163%
Hardware	19,708	8,785	10,923	124%
Other	—	—	—	—
Total systems	76,740	28,931	47,809	165%
Services	61,374	23,437	37,937	162%
Total Retail Solutions revenues	138,114	52,368	85,746	164%
Retail Distribution revenues:
Systems:
License	18,078	5,930	12,148	205%
Professional services	12,821	4,016	8,805	219%
Hardware	17,946	7,867	10,079	128%
Other	4,802	2,071	2,731	132%
Total systems	53,647	19,884	33,763	170%
Services	148,496	53,585	94,911	177%
Total Retail Distribution revenues	202,143	73,469	128,674	175%
Total revenues:
Systems:
License	139,171	59,036	80,135	136%
Professional services	177,867	66,309	111,558	168%
Hardware	53,143	22,565	30,578	136%
Other	5,306	2,256	3,050	135%
Total systems	375,487	150,166	225,321	150%
Services	479,970	154,589	325,381	210%
Total revenues	$855,457	$304,755	$550,702	181%

Our ERP, Retail Solutions and Retail Distribution segments accounted for approximately 60%, 16% and 24%, respectively, of our revenues during the year ended September 30, 2012. This compares to the period from Inception to September 30, 2011, in which our ERP, Retail Solutions and Retail Distribution segments accounted for approximately 59%, 17% and 24%, respectively, of our revenues.

The following table sets forth, for the periods indicated, our Non-GAAP segment revenues by systems and services excluding the impact of deferred revenue purchase accounting adjustments. Segment revenues excluding the impact of deferred revenue purchase accounting adjustments do not represent GAAP revenues for our segments and should not be viewed as alternatives for GAAP revenues. We use segment revenues excluding the impact of deferred revenue purchase accounting adjustments in order to compare the results of our segments on a comparable basis.

	Year Ended	Inception to
(in thousands, except percentages)	September 30, 2012	September 30, 2011	Variance $	Variance %
Systems revenues:
ERP	$245,521	$102,651	$142,870	139%
Retail Solutions	77,384	28,930	48,454	167%
Retail Distribution	54,151	21,091	33,060	157%
Deferred revenue purchase accounting adjustment	(1,569)	(2,506)	937	(37)%
Total systems revenues	375,487	150,166	225,321	150%
Services revenues:
ERP	282,843	103,035	179,808	175%
Retail Solutions	62,497	23,437	39,060	167%
Retail Distribution	148,850	54,883	93,967	171%
Deferred revenue purchase accounting adjustment	(14,220)	(26,766)	12,546	(47)%
Total services revenues	479,970	154,589	325,381	210%
Total revenues:
ERP	528,364	205,686	322,678	157%
Retail Solutions	139,881	52,367	87,514	167%
Retail Distribution	203,001	75,974	127,027	167%
Deferred revenue purchase accounting adjustment	(15,789)	(29,272)	13,483	(46)%
Total revenues	$855,457	$304,755	$550,702	181%

The following amounts are stated net of deferred revenue purchase accounting adjustments.

•
ERP revenues - ERP revenues were $515.2 million for the year ended September 30, 2012 as compared to $178.9 million for the period from Inception to September 30, 2011. ERP revenues increased by $336.3 million, or 188%, for the year ended September 30, 2012 compared to the period from Inception to September 30, 2011. The increase was primarily attributable to the comparison of a twelve month period with a four and one half month period as well as a $13.6 million decrease in deferred revenue purchase accounting adjustments, partially offset by seasonally higher fiscal fourth quarter systems revenues for the period from Inception to September 30, 2011.

◦
ERP systems revenues for the year ended September 30, 2012 were $245.1 million compared to $101.4 million for the period from Inception to September 30, 2011. ERP systems revenues increased by $143.7 million, or 142%, primarily as a result of the comparison of a twelve month period with a four and one half month period as well as a $0.9 million decrease in deferred revenue purchase accounting adjustments, partially offset by higher fiscal fourth quarter license and hardware revenues for the period from Inception to September 30, 2011.

◦
ERP services revenues were $270.1 million for the year ended September 30, 2012 compared to $77.6 million for the period from Inception to September 30, 2011. ERP services revenues increased by $192.5 million, or 248%, primarily as a result of the comparison of a twelve month period with a four and one half month period, as well as a $12.7 million decrease in deferred revenue purchase accounting adjustments and support prices increases, partially offset by legacy platform attrition.

•
Retail Solutions revenues - Retail Solutions revenues were $138.1 million for the year ended September 30, 2012 as compared to $52.4 million for the period from Inception to September 30, 2011. Retail Solutions revenues increased by $85.7 million, or 164%, for the year ended September 30, 2012 compared to the period from Inception to September 30, 2011, primarily as a result of the comparison of a twelve month period with a four and one half month period. Retail Solutions systems revenues increased by $47.8 million, or 165%, primarily as a result of the comparison of a twelve month period to a four and one half month period. Additionally we recognized a higher mix of license revenues and lower mix of hardware revenue in the year ended September 30, 2012 due to large strategic deals. Retail Solutions services revenues increased by $37.9 million, or 162%, primarily as a result of the comparison of a twelve month period with a four and one half month period.

•
Retail Distribution revenues - Retail Distribution revenues were $202.1 million for the year ended September 30, 2012 compared to $73.5 million for the period from Inception to September 30, 2011. Retail Distribution revenues increased by $128.6 million, or 175%, for the year ended September 30, 2012 compared to the period from Inception to September 30, 2011, primarily as a result of the comparison of a twelve month period with a four and one half month period as well as a $1.9 million increase as a result of our acquisition of Internet Auto Parts, Inc. Retail Distribution systems revenues increased by $33.7 million, or 170%, primarily as a result of the comparison of a twelve month period with a four and one half month period. Retail Distribution services revenues increased by $94.9 million, or 177%, primarily as a result of the comparison of a twelve month period with a four and one half month period as well as a $1.9 million increase as a result of our acquisition of Internet Auto Parts, Inc. and support price increase partially offset by legacy platform attrition.

Total operating and other expenses
The following table sets forth our operating and other expenses for the periods indicated and the variance thereof:

	Year Ended	Inception to
(in thousands, except percentages)	September 30, 2012	September 30, 2011	Variance $	Variance %
Cost of systems revenues	$211,814	$81,272	$130,542	161%
Cost of services revenues	144,590	52,240	92,350	177%
Total cost of revenues	356,404	133,512	222,892	167%
Sales and marketing	147,446	53,657	93,789	175%
Product development	83,304	31,417	51,887	165%
General and administrative	75,702	27,611	48,091	174%
Depreciation and amortization	138,985	50,716	88,269	174%
Acquisition-related costs	8,845	42,581	(33,736)	(79)%
Restructuring costs	4,776	11,049	(6,273)	(57)%
Total other operating expenses	459,058	217,031	242,027	112%
Interest expense	(90,483)	(36,643)	(53,840)	147%
Other expense, net	(133)	(257)	124	(48)%
Income tax benefit	(11,535)	(26,720)	15,185	(57)%

•
Cost of systems revenues - Cost of systems revenues was $211.8 million for the year ended September 30, 2012 as compared to $81.3 million for the period from Inception to September 30, 2011. Cost of systems revenues increased by $130.5 million, or 161%, for the year ended September 30, 2012 compared to the period from Inception to September 30, 2011 primarily as a result of the comparison of a twelve month period with a four and one half month period, partially offset by higher cost of systems revenues due to seasonally higher fiscal fourth quarter systems revenues for the period from Inception to September 30, 2011.

•
Cost of services revenues - Cost of services revenues was $144.6 million for the year ended September 30, 2012 compared to $52.2 million for the period from Inception to September 30, 2011. Cost of services revenues increased by $92.4 million, or 177%, for the year ended September 30, 2012 compared to the period from Inception to September 30, 2011, primarily as a result of the comparison of a twelve month period with a four and one half month period, as well as an increase in the run rate of employee related expenses predominantly relating to benefits and incentive compensation.

Total other operating expenses were $459.1 million for the year ended September 30, 2012 as compared to $217.0 million for the period from Inception to September 30, 2011. Total other operating expenses increased by $242.0 million, or 112%, for the year ended September 30, 2012 compared to the period from Inception to September 30, 2011. The increase was primarily attributable to the comparison of a twelve month period with a four and one half month period, partially offset by decreases in acquisition-related costs and restructuring costs.

•
Sales and marketing - Sales and marketing expenses were $147.4 million for the year ended September 30, 2012 as compared to $53.6 million for the period from Inception to September 30, 2011. Sales and marketing expenses increased by $93.8 million, or 175%, for the year ended September 30, 2012 as compared to the period from Inception to September 30, 2011. The increase was primarily attributable to the comparison of a twelve month period with a four and one half month period, as well a $2.1 million increase in share based compensation expense and approximately a $3 million dollar increase in the run rate of other employee related costs.

•
Product development - Product development expenses were $83.3 million for the year ended September 30, 2012, as compared to $31.4 million for the period from Inception to September 30, 2011. Product development expenses increased by $51.9 million, or 165%, for the year ended September 30, 2012 compared to the period from Inception to September 30, 2011. The increase was primarily a result of the comparison of a twelve month period with a four and one half month period, as well as approximately a $1.1 million increase in share based compensation expense.

•
General and administrative - General and administrative expenses were $75.7 million for the year ended September 30, 2012 as compared to $27.6 million for the period from Inception to September 30, 2011. General and administrative expenses increased by $48.1 million, or 174%, for the year ended September 30, 2012 compared to the period from Inception to September 30, 2011. The increase was primarily a result of the comparison of a twelve month period with a four and one half month period, as well as a $4.6 million increase in share based compensation costs and higher run rate of legal related costs.

•
Depreciation and amortization - Depreciation and amortization expense was $139.0 million for the year ended September 30, 2012 compared to $50.7 million for the period from Inception to September 30, 2011. The increase was primarily the result of the comparison of a twelve month period with a four and one half month period.

•
Acquisition-related costs - Acquisition-related costs were $8.8 million for the year ended September 30, 2012 compared to $42.6 million for the period from Inception to September 30, 2011. Acquisition-related costs for the year ended September 30, 2012 consisted primarily of $4.9 million of integration activities due to the Acquisitions and $3.9 million of acquisition costs primarily consisting of due diligence fees and legal fees related to the acquisition of SolarSoft Business Systems, which was consummated in the first quarter of our fiscal 2013. Acquisition-related costs for the period from Inception to September 30, 2011 included sponsor arrangement fees, legal fees, investment banker fees, bond breakage fees, due diligence fees, costs to integrate acquired companies, and costs related to the Acquisitions completed in May 2011.

•
Restructuring costs - During the year ended September 30, 2012, we incurred $4.8 million of management approved restructuring costs primarily as a result of the Acquisitions to eliminate certain employee positions and to consolidate certain excess facilities with the intent to integrate acquisitions and streamline and focus our operations to properly align our cost structure with our projected revenue streams. During the period from Inception to September 30, 2011, we incurred $11.0 million of restructuring costs, primarily as a result of eliminating certain employee positions as a result of the Acquisitions with the intent to streamline and focus our operations and more properly align our cost structure with our projected revenue streams. Restructuring costs decreased primarily as a result of the timing of the restructuring actions taken as a result of the Acquisitions.

Interest expense

Interest expense for the year ended September 30, 2012 was $90.5 million compared to $36.6 million for the period from Inception to September 30, 2011. The increase in interest expense was primarily a result of the comparison of a twelve month period with a four and one half month period.
Other expense, net

Other expense for the year ended September 30, 2012 was $0.1 million compared to $0.3 million for the period from Inception to September 30, 2011. Other expense, for the year ended September 30, 2012 included $0.8 million of foreign exchange losses, a $0.7 million sales tax assessment and a loss on disposal of fixed assets of $0.5 million partially offset by $0.9 million of earnings from our previous minority interest in Internet Auto Parts, Inc. and $0.7 million of interest income. The period from Inception to September 30, 2011 included $0.5 million of foreign exchange losses, partially offset by $0.2 million of interest income.

Income tax benefit
We recognized an income tax benefit of $11.5 million, or 22.8% of pre-tax loss, for the year ended September 30, 2012 compared to an income tax benefit of $26.7 million, or 32.3% of pre-tax loss, for the period from Inception to September 30, 2011. Our income tax rate for the year ended September 30, 2012 differed from the federal statutory rate primarily due to tax benefits related to income tax returns filed during the year and the impact of changes in foreign exchange rates on deferred income taxes, offset by non-deductible expenses including restricted unit compensation, changes in our reserve for uncertain tax positions, and lower tax rates in foreign jurisdictions. In the period from Inception to September 30, 2011, the tax rate was lower than the federal statutory rate primarily due to non-deductible transaction costs.
Contribution margin
The results of the reportable segments are derived directly from our management reporting system. The results are based on our method of internal reporting using segment contribution margin as a measure of operating performance and are not necessarily in conformity with United States generally accepted accounting principles ("GAAP”). Our management measures the performance of each segment based on several metrics, including contribution margin as defined below, which is not a financial measure calculated in accordance with GAAP. Asset data is not reviewed by our management at the segment level and therefore is not included.
Segment contribution margin includes all segment revenues less the related cost of sales, direct marketing, sales, and product development expenses as well as certain general and administrative expenses, including bad debt expenses and direct legal costs. A significant portion of each segment’s expenses arises from shared services and centrally managed infrastructure support costs that we allocate to the segments to determine segment contribution margin. These expenses primarily include information technology services, facilities, and telecommunications costs.
Certain operating expenses are not allocated to segments because they are separately managed at the corporate level. These unallocated costs include marketing costs (other than direct marketing), general and administrative costs, such as human resources, finance and accounting, share-based compensation expense, depreciation and amortization of intangible assets, acquisition-related costs, restructuring costs, interest expense, and other income (expense).
There are significant judgments that our management makes with respect to the direct and indirect allocation of costs that may affect the calculation of contribution margin. While our management believes these and other related judgments are reasonable and appropriate, others could assess such matters in ways different than our management.
The exclusion of costs not considered directly allocable to individual business segments results in contribution margin not taking into account substantial costs of doing business. We use contribution margin, in part, to evaluate the performance of, and allocate resources to, each of the segments. While our management may consider contribution margin to be an important measure of comparative operating performance, this measure should be considered in addition to, but not as a substitute for, net income (loss), cash flow and other measures of financial performance prepared in accordance with GAAP that are otherwise presented in our financial statements. In addition, our calculation of contribution margin may be different from the calculation used by other companies and, therefore, comparability may be affected.
Contribution margin for the year ended September 30, 2012 and the period from Inception to September 30, 2011 is as follows:

	Year Ended	Inception to
(in thousands, except percentages)	September 30, 2012	September 30, 2011	Variance $	Variance %
ERP	$154,127	$40,787	$113,340	278%
Retail Solutions	47,042	16,959	30,083	177%
Retail Distribution	65,787	24,190	41,597	172%
Total segment contribution margin	$266,956	$81,936	$185,020	226%

•
ERP contribution margin - ERP contribution margin for the year ended September 30, 2012 was $154.1 million as compared to $40.8 million for the period from Inception to September 30, 2011. The contribution margin for ERP increased by $113.3 million, or 278%, for the year ended September 30, 2012 compared to the period from Inception to September 30, 2011. The increase was primarily attributable to the comparison of a twelve month period with a four and one half month period and lower deferred revenue purchase accounting adjustments partially offset by the seasonality of higher fiscal fourth quarter systems revenues included in the period from Inception to September 30, 2011.

•
Retail Solutions contribution margin - Retail Solutions contribution margin for the year ended September 30, 2012 was $47.1 million as compared to $17.0 million for the period from Inception to September 30, 2011. The contribution margin for Retail Solutions increased by $30.1 million, or 177%, for the year ended September 30, 2012 compared to the period from Inception to September 30, 2011. The increase was primarily attributable to the comparison of a twelve month period with a four and one half month period as well as a higher mix of license revenue and lower mix of hardware revenue in the year ended September 30, 2012 due to large strategic deals.

•
Retail Distribution contribution margin - Retail Distribution contribution margin for the year ended September 30, 2012 was $65.8 million as compared to $24.2 million for the period from Inception to September 30, 2011. The contribution margin for Retail Distribution increased by $41.6 million, or 172%, for the year ended September 30, 2012 compared to the period from Inception to September 30, 2011. The increase was primarily attributable to the comparison of a twelve month period with a four and one half month period, as well as higher support revenues driven by the Internet Auto Parts, Inc. acquisition and support price increases.

The reconciliation of total segment contribution margin to loss before income taxes is as follows:

	Year Ended	Inception to
(in thousands)	September 30, 2012	September 30, 2011
Segment contribution margin	$266,956	$81,936
Corporate and unallocated costs	(66,047)	(23,378)
Share-based compensation expense	(8,308)	—
Depreciation and amortization	(138,985)	(50,716)
Acquisition-related costs	(8,845)	(42,581)
Restructuring costs	(4,776)	(11,049)
Interest expense	(90,483)	(36,643)
Other expense, net	(133)	(257)
Loss before income taxes	$(50,621)	$(82,688)

Year Ended September 30, 2012 Compared to the period from October 1, 2010 to May 15, 2011 (Predecessor)

Total revenues

Our total revenues were $855.5 million for the year ended September 30, 2012 as compared to $227.4 million for the period from October 1, 2010 to May 15, 2011. Total revenues increased by $628.1 million, or 276%, for the year ended September 30, 2012 as compared to the period October 1, 2010 to May 15, 2011. The increase in total revenues was primarily attributable to an incremental $479.4 million of revenues from Legacy Epicor, as well as a $148.7 million increase in Predecessor revenues attributable to the comparison of a twelve month period with a seven and one half month period.

The following table sets forth, for the periods indicated, our segment revenues by systems and services and the variance thereof:

		Predecessor
	Year Ended	October 1, 2010 to
(in thousands, except percentages)	September 30, 2012	May 15, 2011	Variance $	Variance %
ERP revenues:
Systems:
License	$100,395	$17,037	$83,358	489%
Professional services	128,712	13,765	114,947	835%
Hardware	15,489	6,338	9,151	144%
Other	504	4	500	12,500%
Total systems	245,100	37,144	207,956	560%
Services	270,100	63,571	206,529	325%
Total ERP revenues	515,200	100,715	414,485	412%
Retail Solutions revenues:
Systems:
License	20,698	—	20,698	—
Professional services	36,334	—	36,334	—
Hardware	19,708	—	19,708	—
Other	—	—	—	—
Total systems	76,740	—	76,740	—
Services	61,374	—	61,374	—
Total Retail Solutions revenues	138,114	—	138,114	—
Retail Distribution revenues:
Systems:
License	18,078	11,155	6,923	62%
Professional services	12,821	9,106	3,715	41%
Hardware	17,946	13,217	4,729	36%
Other	4,802	3,127	1,675	54%
Total systems	53,647	36,605	17,042	47%
Services	148,496	90,010	58,486	65%
Total Retail Distribution revenues	202,143	126,615	75,528	60%
Total revenues:
Systems:
License	139,171	28,192	110,979	394%
Professional services	177,867	22,871	154,996	678%
Hardware	53,143	19,555	33,588	172%
Other	5,306	3,131	2,175	69%
Total systems	375,487	73,749	301,738	409%
Services	479,970	153,581	326,389	213%
Total revenues	$855,457	$227,330	$628,127	276%

Our ERP, Retail Solutions and Retail Distribution segments accounted for approximately 60%, 16% and 24%, respectively, of our revenues during the year ended September 30, 2012. This compares to the period from October 1, 2010 to May 15, 2011, in which the Predecessor's ERP, Solutions and Retail Distribution segments accounted for approximately 44%, 0%, and 56%, respectively, of its revenues.

The following table sets forth, for the periods indicated, our Non-GAAP segment revenues by systems and services excluding the impact of deferred revenue purchase accounting adjustments. Segment revenues excluding the impact of deferred revenue purchase accounting adjustments do not represent GAAP revenues for our segments and should not be viewed as alternatives for GAAP revenues. We use segment revenues excluding the impact of deferred revenue purchase accounting adjustments in order to compare the results of our segments on a comparable basis.

		Predecessor
	Year Ended	October 1, 2010 to
(in thousands, except percentages)	September 30, 2012	May 15, 2011	Variance $	Variance %
Systems revenues:
ERP	$245,521	$37,144	$208,377	561%
Retail Solutions	77,384	—	77,384	—
Retail Distribution	54,151	36,605	17,546	48%
Deferred revenue purchase accounting adjustment	(1,569)	—	(1,569)	—
Total systems revenues	375,487	73,749	301,738	409%
Services revenues:
ERP	282,843	63,571	219,272	345%
Retail Solutions	62,497	—	62,497	—
Retail Distribution	148,850	90,010	58,840	65%
Deferred revenue purchase accounting adjustment	(14,220)	—	(14,220)	—
Total services revenues	479,970	153,581	326,389	213%
Total revenues:
ERP	528,364	100,715	427,649	425%
Retail Solutions	139,881	—	139,881	—
Retail Distribution	203,001	126,615	76,386	60%
Deferred revenue purchase accounting adjustment	(15,789)	—	(15,789)	—
Total revenues	$855,457	$227,330	$628,127	276%

The following amounts are stated net of deferred revenue purchase accounting adjustments.

•
ERP revenues - ERP revenues were $515.2 million for the year ended September 30, 2012 as compared to $100.7 million for the period from October 1, 2010 to May 15, 2011. ERP revenues increased by $414.5 million, or 412%, for the year ended September 30, 2012 compared to the period from October 1, 2010 to May 15, 2011, primarily as a result of an incremental $341.3 million of ERP revenues from Legacy Epicor, as well as an increase in Predecessor ERP revenues of $73.2 million (net of a $2.4 million deferred revenue purchase accounting adjustment) which was primarily attributable to the comparison of a twelve month period with a seven and one half month period as well as an increase in the number of strategic deals in the year ended September 30, 2012.

◦
ERP systems revenues for the year ended September 30, 2012 were $245.1 million compared to $37.1 million for the period from October 1, 2010 to May 15, 2011. ERP systems revenues increased by $208.0 million, or 560%, due to an incremental $176.0 million of ERP systems revenue from Legacy Epicor, as well as an increase in Predecessor ERP systems revenue of $32.0 million which was primarily attributable to the comparison of a twelve month period with a seven and one half month period as well as an increase in the number of strategic deals in the year ended September 30, 2012.

◦
ERP services revenues were $270.1 million for the year ended September 30, 2012 compared to $63.6 million for the period from October 1, 2010 to May 15, 2011. ERP services revenues increased by $206.5 million, or 325%, due to an incremental $165.3 million of ERP services revenues from Legacy Epicor, as well as an increase in Predecessor ERP services revenues of $41.2 million (net of a $2.3 million deferred revenue purchase accounting adjustment) which was primarily attributable to the comparison of a twelve month period with a seven and one half month period and support price increases, partially offset by legacy platform attrition.

•
Retail Solutions revenues - Retail Solutions revenues were $138.1 million for the year ended September 30, 2012. The Retail Solutions segment originated in Legacy Epicor, and as such, for the period from October 1, 2010 to May 15, 2011, the Predecessor's results do not include revenues from the Retail Solutions segment. Retail Solutions systems and services revenues were $76.7 million and $61.4 million, respectively, in the year ended September 30, 2012.

•
Retail Distribution revenues - Retail Distribution revenues were $202.1 million for the year ended September 30, 2012 compared to $126.6 million for the period from October 1, 2010 to May 15, 2011. Retail Distribution revenues increased by $75.5 million or 60%, for the year ended September 30, 2012 compared to the period from October 1, 2010 to May 15, 2011, primarily as a result of the comparison of a twelve month period with a seven and one half month period. Retail Distribution systems revenues increased by $17.0 million (net of a $0.5 million deferred revenue purchase accounting adjustment), or 47%, primarily as a result of the comparison of a twelve month period with a seven and one half month period, partially offset by a lower run rate of hardware revenues due to a higher level of hardware upgrades in the period from October 1, 2010 to May 15, 2011. Retail Distribution services revenues increased by $58.5 million (net of a $0.4 million deferred revenue purchase accounting adjustment), or 65%, primarily as a result of the comparison of a twelve month period with a seven and one half month period, as well as a $1.9 million increase due to the Internet Auto Parts acquisition and support price increases, partially offset by legacy platform attrition.

Total operating and other expenses
The following table sets forth our operating and other expenses for the periods indicated and the variance thereof:

		Predecessor
	Year Ended	October 1, 2010 to
(in thousands, except percentages)	September 30, 2012	May 15, 2011	Variance $	Variance %
Cost of systems revenues	$211,814	$39,922	$171,892	431%
Cost of services revenues	144,590	47,866	96,724	202%
Total cost of revenues	356,404	87,788	268,616	306%
Sales and marketing	147,446	36,200	111,246	307%
Product development	83,304	19,659	63,645	324%
General and administrative	75,702	21,519	54,183	252%
Depreciation and amortization	138,985	25,322	113,663	449%
Acquisition-related costs	8,845	16,846	(8,001)	(47)%
Restructuring costs	4,776	27	4,749	17,589%
Total other operating expenses	459,058	119,573	339,485	284%
Interest expense	(90,483)	(33,069)	(57,414)	174%
Other income (expense), net	(133)	223	(356)	(160)%
Income tax benefit	(11,535)	(4,488)	(7,047)	157%

•
Cost of systems revenues - Cost of systems revenues was $211.8 million for the year ended September 30, 2012 as compared to $39.9 million for the period from October 1, 2010 to May 15, 2011. Cost of systems revenues increased by $171.9 million, or 431%, for the year ended September 30, 2012 compared to the period from October 1, 2010 to May 15, 2011, primarily as a result of an incremental $149.1 million of cost of systems revenues from Legacy Epicor, as well as a $22.8 million increase in Predecessor cost of systems revenues which was primarily attributable to the comparison of a twelve month period with a seven and one half month period.

•
Cost of services revenues - Cost of services revenues was $144.6 million for the year ended September 30, 2012 compared to $47.9 million for the period from October 1, 2010 to May 15, 2011. Cost of services revenues increased by $96.7 million, or 202%, for the year ended September 30, 2012 compared to the period from October 1, 2010 to May 15, 2011, primarily as a result of an incremental $68.7 million of cost of services revenues from Legacy Epicor, as well as a $28.0 million increase in Predecessor cost of services revenues which was primarily attributable to the comparison of a twelve month period with a seven and one half month period as well as approximately a one million dollar lower run rate of employee related expenses.

Total other operating expenses were $459.1 million for the year ended September 30, 2012 as compared to $119.6 million for the period from October 1, 2010 to May 15, 2011. Total other operating expenses increased by $339.5 million, or 284%, for the year ended September 30, 2012 compared to the period from October 1, 2010 to May 15, 2011. The increase was primarily attributable to incremental operating expenses from Legacy Epicor, as well as an increase in Predecessor other operating expenses which was primarily attributable to the comparison of a twelve month period with a seven and one half month period.

•
Sales and marketing - Sales and marketing expenses were $147.4 million for the year ended September 30, 2012 as compared to $36.2 million for the period from October 1, 2010 to May 15, 2011. Sales and marketing expenses increased by $111.2 million, or 307%, for the year ended September 30, 2012 compared to the period from October 1, 2010 to May 15, 2011. The increase was primarily attributable to an incremental $92.8 million of sales and marketing expenses from Legacy Epicor, as well as an $18.4 million increase in Predecessor sales and marketing expenses which was primarily attributable to the comparison of a twelve month period with a seven and one half month period, partially offset by approximately a three million dollar decrease in the run rate of Predecessor employee related expenses primarily due to lower share based compensation costs.

•
Product development - Product development expenses were $83.3 million for the year ended September 30, 2012, as compared to $19.7 million for the period from October 1, 2010 to May 15, 2011. Product development expenses increased by $63.6 million, or 324%, for the year ended September 30, 2012 compared to the period from October 1, 2010 to May 15, 2011. The increase was primarily a result of an incremental $52.9 million of product development expenses from Legacy Epicor, as well as a $10.7 million increase in Predecessor product development expenses which was primarily attributable to the comparison of a twelve month period with a seven and one half month period, partially offset by approximately a one and a half million dollar decrease in the run rate of Predecessor employee related expenses primarily due to a lower run rate of incentive bonus expenses.

•
General and administrative - General and administrative expenses were $75.7 million for the year ended September 30, 2012 as compared to $21.5 million for the period from October 1, 2010 to May 15, 2011. General and administrative expenses increased by $54.2 million, or 252%, for the year ended September 30, 2012 compared to the period from October 1, 2010 to May 15, 2011. The increase was primarily a result of an incremental $37.3 million of general and administrative expenses from Legacy Epicor, as well as a $16.9 million increase in Predecessor general and administrative expenses which was primarily attributable to the comparison of a twelve month period with a seven and one half month period as well as approximately a one million dollar increase in the run rate of Predecessor employee related expenses primarily due to higher share based compensation costs.

•
Depreciation and amortization - Depreciation and amortization expense was $139.0 million for the year ended September 30, 2012 compared to $25.3 million for the period from October 1, 2010 to May 15, 2011. The increase was primarily the result of additional amortization on increased intangible assets due to the Acquisitions as well as the comparison of a twelve month period with a seven and one half month period.

•
Acquisition-related costs - Acquisition-related costs were $8.8 million for the year ended September 30, 2012, compared to $16.8 million for the period from October 1, 2010 to May 15, 2011. Acquisition-related costs for the year ended September 30, 2012 consisted primarily of $4.9 million of integration activities due to the Acquisitions and $3.9 million of acquisition costs primarily consisting of due diligence fees and legal fees related to the acquisition of SolarSoft Business Systems, which was consummated in the first quarter of our fiscal 2013. Acquisition-related costs for the period from October 1, 2010 to May 15, 2011 included the Predecessor's acquisition costs incurred prior to the Acquisitions.

•
Restructuring costs - During the year ended September 30, 2012, we incurred $4.8 million of management approved restructuring costs primarily as a result of the Acquisitions to eliminate certain employee positions and to consolidate certain excess facilities with the intent to integrate acquisitions and streamline and focus our operations to properly align our cost structure with our projected revenue streams. During the period from October 1, 2010 to May 15, 2011, the Predecessor incurred insignificant restructuring costs.

Interest expense

Interest expense for the year ended September 30, 2012 was $90.5 million compared to $33.1 million for the period from October 1, 2010 to May 15, 2011. The increase in interest expense was primarily a result of increased debt levels after the Acquisitions, as well as the comparison of a twelve month period with a four and one half month period partially offset by the 2011 write-off of deferred financing fees of approximately $7.8 million for retired debt instruments of the Predecessor.
Other income (expense), net

Other income (expense) for the year ended September 30, 2012 was $0.1 million of expense compared to $0.2 million of income for the period from October 1, 2010 to May 15, 2011. Other income (expense), net for the year ended September 30, 2012 included $0.8 million of foreign exchange losses, a $0.7 million sales tax assessment and a loss on disposal of fixed assets of $0.5 million partially offset by $0.9 million of earnings from our previous minority interest in Internet Auto Parts, Inc. and $0.7 million of interest income. The period from October 1, 2010 to May 15, 2011 included $1.4 million of earnings from our previous minority interest in Internet Auto Parts Inc. as well as $0.3 million of foreign exchange gains, partially offset by a loss on disposal of fixed assets of $1.5 million.
Income tax benefit
We recognized an income tax benefit of $11.5 million, or 22.8% of pre-tax loss, for the year ended September 30, 2012 compared to an income tax benefit of $4.5 million, or 34.9% of pre-tax loss from continuing operations, in the period from October 1, 2010 to May 15, 2011.  Our income tax rate for the year ended September 30, 2012 differed from the federal statutory rate primarily due to tax benefits related to income tax returns filed during the year and the impact of changes in the foreign exchange on deferred income taxes, offset by non-deductible expenses including restricted unit compensation, changes in our reserve for uncertain tax positions, and lower tax rates in foreign jurisdictions. The Predecessor’s effective tax rate for the period from October 1, 2010 to May 15, 2011 differed from the statutory rate primarily due to non-deductible transaction costs and the tax cost of repatriation of earnings from foreign subsidiaries.
Contribution margin
The results of the reportable segments are derived directly from our management reporting system. The results are based on our method of internal reporting using segment contribution margin as a measure of operating performance and are not necessarily in conformity with United States generally accepted accounting principles ("GAAP”). Our management measures the performance of each segment based on several metrics, including contribution margin as defined below, which is not a financial measure calculated in accordance with GAAP. Asset data is not reviewed by our management at the segment level and therefore is not included.
Segment contribution margin includes all segment revenues less the related cost of sales, direct marketing, sales, and product development expenses as well as certain general and administrative expenses, including bad debt expenses and direct legal costs. A significant portion of each segment’s expenses arises from shared services and centrally managed infrastructure support costs that we allocate to the segments to determine segment contribution margin. These expenses primarily include information technology services, facilities, and telecommunications costs.
Certain operating expenses are not allocated to segments because they are separately managed at the corporate level. These unallocated costs include marketing costs (other than direct marketing), general and administrative costs, such as human resources, finance and accounting, share-based compensation expense, depreciation and amortization of intangible assets, acquisition-related costs, restructuring costs, interest expense, and other income (expense).
There are significant judgments that our management makes with respect to the direct and indirect allocation of costs that may affect the calculation of contribution margin. While our management believes these and other related judgments are reasonable and appropriate, others could assess such matters in ways different than our management.
The exclusion of costs not considered directly allocable to individual business segments results in contribution margin not taking into account substantial costs of doing business. We use contribution margin, in part, to evaluate the performance of, and allocate resources to, each of the segments. While our management may consider contribution margin to be an important measure of comparative operating performance, this measure should be considered in addition to, but not as a substitute for, net income (loss), cash flow and other measures of financial performance prepared in accordance with GAAP that are otherwise presented in our financial statements. In addition, our calculation of contribution margin may be different from the calculation used by other companies and, therefore, comparability may be affected.

Contribution margin for the year ended September 30, 2012 and the period October 1, 2010 to May 15, 2011 (Predecessor) is as follows:

		Predecessor
	Year Ended	October 1, 2010 to
(in thousands, except percentages)	September 30, 2012	May 15, 2011	Variance $	Variance %
ERP	$154,127	$44,049	$110,078	250%
Retail Solutions	47,042	—	47,042	—
Retail Distribution	65,787	40,981	24,806	61%
Total segment contribution margin	$266,956	$85,030	$181,926	214%

•
ERP contribution margin - ERP contribution margin for the year ended September 30, 2012 was $154.1 million as compared to $44.0 million for the period from October 1, 2010 to May 15, 2011. The contribution margin for ERP increased by $110.1 million, or 250%, for the year ended September 30, 2012 compared to the period from October 1, 2010 to May 15, 2011. The increase was primarily attributable to $67.2 million of incremental contribution margin from Legacy Epicor, as well as $42.9 million of increased Predecessor ERP contribution margin primarily due the comparison of a twelve month period with a seven and one half month period as well as an increased run rate of Predecessor’s license and professional services gross margins due to an increase in the number of strategic deals and a lower run rate for employee related expenses in sales and marketing and product development in the year ended September 30, 2012.

•
Retail Solutions contribution margin - The contribution margin for Retail Solutions was $47.0 million for the year ended September 30, 2012. The Retail Solutions segment originated in Legacy Epicor. As such, the Predecessor's results for the period from October 1, 2010 to May 15, 2011 did not include contribution margin from Retail Solutions.

•
Retail Distribution contribution margin - Retail Distribution contribution margin for the year ended September 30, 2012 was $65.8 million as compared to $41.0 million for the period from October 1, 2010 to May 15, 2011. The contribution margin for Retail Distribution increased by $24.8 million, or 61%, for the year ended September 30, 2012 compared to the period from October 1, 2010 to May 15, 2011. The increase was primarily attributable to the comparison of a twelve month period with a seven and one half month period as well as a $1.9 million increase services revenues as a result of the Internet Auto Parts, Inc. acquisition, a higher run rate for support revenues due to support prices increase which was partially offset by a lower systems gross margins as a result of lower hardware gross margins due to lower hardware revenue on a run rate basis as a result of a large number of hardware upgrades that occurred during the period of October 1, 2010 to May 15, 2011.

The reconciliation of total segment contribution margin to loss before income taxes is as follows:

		Predecessor
	Year Ended	October 1, 2010 to
(in thousands)	September 30, 2012	May 15, 2011
Segment contribution margin	$266,956	$85,030
Corporate and unallocated costs	(66,047)	(17,153)
Share-based compensation expense	(8,308)	(5,713)
Depreciation and amortization	(138,985)	(25,322)
Acquisition-related costs	(8,845)	(16,846)
Restructuring costs	(4,776)	(27)
Interest expense	(90,483)	(33,069)
Other income (expense), net	(133)	223
Loss before income taxes	$(50,621)	$(12,877)

Period from Inception to September 30, 2011 Compared to the Year Ended September 30, 2010 (Predecessor)

Total revenues

Our total revenues were $304.8 million for the period from Inception to September 30, 2011 as compared to $369.2 million for the year ended September 30, 2010. Total revenues decreased by $64.4 million, or 17%, for the period from Inception to September 30, 2011 as compared to the year ended September 30, 2010. The decrease in total revenues was primarily attributable to a $235.0 million decrease in Predecessor revenues attributable to the comparison of a four and one half month period with a twelve month period, partially offset by an incremental $170.6 million of revenues from Legacy Epicor, as well as maintenance support price increases and content and connectivity revenue growth.

The following table sets forth, for the periods indicated, our segment revenues by systems and services and the variance thereof:

		Predecessor
	Inception to	Year Ended
(in thousands, except percentages)	September 30, 2011	September 30, 2010	Variance $	Variance %
ERP revenues:
Systems:
License	$46,796	$22,459	$24,337	108%
Professional services	48,457	21,944	26,513	121%
Hardware	5,913	8,488	(2,575)	(30)%
Other	185	6	179	2,983%
Total systems	101,351	52,897	48,454	92%
Services	77,567	99,233	(21,666)	(22)%
Total ERP revenues	178,918	152,130	26,788	18%
Retail Solutions revenues:
Systems:
License	6,310	—	6,310	—
Professional services	13,836	—	13,836	—
Hardware	8,785	—	8,785	—
Other	—	—	—	—
Total systems	28,931	—	28,931	—
Services	23,437	—	23,437	—
Total Retail Solutions revenues	52,368	—	52,368	—
Retail Distribution Revenues:
Systems:
License	5,930	21,931	(16,001)	(73)%
Professional services	4,016	14,341	(10,325)	(72)%
Hardware	7,867	31,934	(24,067)	(75)%
Other	2,071	5,321	(3,250)	(61)%
Total systems	19,884	73,527	(53,643)	(73)%
Services	53,585	143,565	(89,980)	(63)%
Total Retail Distribution revenues	73,469	217,092	(143,623)	(66)%
Total revenues:
Systems:
License	59,036	44,390	14,646	33%
Professional services	66,309	36,285	30,024	83%
Hardware	22,565	40,422	(17,857)	(44)%
Other	2,256	5,327	(3,071)	(58)%
Total systems	150,166	126,424	23,742	19%
Services	154,589	242,798	(88,209)	(36)%
Total revenues	$304,755	$369,222	$(64,467)	(17)%

Our ERP, Retail Solutions and Retail Distribution segments accounted for approximately 59%, 17% and 24%, respectively, of our revenues during the period from Inception to September 30, 2011. This compares to the year ended September 30, 2010, in which the ERP, Retail Solutions and Retail Distribution segments accounted for approximately 41%, 0% and 59%, respectively, of the Predecessor's revenues.

The following table sets forth, for the periods indicated, our Non-GAAP segment revenues by systems and services excluding the impact of the deferred revenue purchase accounting adjustment. Segment revenues excluding the impact of the deferred revenue purchase accounting adjustment do not represent GAAP revenues for our segments and should not be viewed as alternatives for GAAP revenues. We use segment revenues excluding the impact of the deferred revenue purchase accounting adjustment in order to compare the results of our segments on a comparable basis.

		Predecessor
	Inception to	Year Ended
(in thousands, except percentages)	September 30, 2011	September 30, 2010	Variance $	Variance %
Systems revenues:
ERP	$102,651	$52,897	$49,754	94%
Retail Solutions	28,930	—	28,930	—
Retail Distribution	21,091	73,527	(52,436)	(71)%
Deferred revenue purchase accounting adjustment	(2,506)	—	(2,506)	—
Total systems revenues	150,166	126,424	23,742	19%
Services revenues:
ERP	103,035	99,233	3,802	4%
Retail Solutions	23,437	—	23,437	—
Retail Distribution	54,883	143,565	(88,682)	(62)%
Deferred revenue purchase accounting adjustment	(26,766)	—	(26,766)	—
Total services revenues	154,589	242,798	(88,209)	(36)%
Total revenues:
ERP	205,686	152,130	53,556	35%
Retail Solutions	52,367	—	52,367	—
Retail Distribution	75,974	217,092	(141,118)	(65)%
Deferred revenue purchase accounting adjustment	(29,272)	—	(29,272)	—
Total revenues	$304,755	$369,222	$(64,467)	(17)%

The following amounts are stated net of deferred revenue purchase accounting adjustments.

•
ERP revenues - ERP revenues were $178.9 million for the period from Inception to September 30, 2011 as compared to $152.1 million for the year ended September 30, 2010. ERP revenues increased by $26.8 million, or 18%, for the period from Inception to September 30, 2011 compared to the year ended September 30, 2010. The increase was primarily as a result of an incremental $118.2 million of ERP revenues from Legacy Epicor, partially offset by a decrease in Predecessor ERP revenues of $91.4 million which was primarily attributable to the comparison of a four and one half month period with a twelve month period.

◦
ERP systems revenues for the period from Inception to September 30, 2011 were $101.4 million compared to $52.9 million for the year ended September 30, 2010. ERP systems revenues increased by $48.5 million, or 92%, due to an incremental $73.4 million of ERP systems revenues from Legacy Epicor, partially offset by a decrease in Predecessor ERP systems revenues of $24.9 million (net of a $0.3 million deferred revenue purchase accounting adjustment) which was primarily attributable to the comparison of a four and one half month period with a twelve month period.

◦
ERP services revenues were $77.6 million for the period from Inception to September 30, 2011 compared to $99.2 million for the year ended September 30, 2010. ERP services revenues decreased by $21.7 million, or 22%, due to a decrease in Predecessor ERP services revenues of $66.5 million (net of a $6.1 million deferred revenue purchase accounting adjustment) which was primarily attributable to the comparison of a four and one half month period with a twelve month period, partially offset by an incremental $44.9 million of ERP services revenues from Legacy Epicor as well as maintenance support price increases and new customer maintenance support revenues less legacy platform maintenance attrition related to the Predecessor.

•
Retail Solutions revenues - Retail Solutions revenues were $52.4 million for the period from Inception to September 30, 2011. The Retail Solutions segment originated in Legacy Epicor, and as such, for the year ended September 30, 2010, the Predecessor's results do not include revenues from the Retail Solutions segment. Retail Solutions systems and services revenues were $28.9 million and $23.5 million, respectively, in the period from Inception to September 30, 2011.

•
Retail Distribution revenues - Retail Distribution revenues were $73.5 million for the period from Inception to September 30, 2011 as compared to $217.1 million for the year ended September 30, 2010. Retail Distribution revenues decreased by $143.6 million, or 66%, for the period from Inception to September 30, 2011 compared to the year ended September 30, 2010, primarily as a result of the comparison of a four and one half month period with a twelve month period. Retail Distribution systems revenues decreased by $53.6 million (net of a $1.2 million deferred revenue purchase accounting adjustment), or 73%, primarily as a result of the comparison of a four and one half month period with a twelve month period, as well as lower sales of hardware products and licenses to existing customers as a result of stronger prior year sales driven by payment card industry compliance and lower average selling prices to new customers as a result of large strategic deals in the prior year. Retail Distribution services revenues decreased by $90.0 million (net of a $1.3 million deferred revenue purchase accounting adjustment), or 63%, primarily as a result of the comparison of a four and one half month period with a twelve month period, partially offset by price increases for support services and new customer maintenance support revenues related to the Predecessor.

Total operating and other expenses
The following table sets forth our operating and other expenses for the periods indicated and the variance thereof:

		Predecessor
	Inception to	Year Ended
(In thousands, except percentages)	September 30, 2011	September 30, 2010	Variance $	Variance %
Cost of systems revenues	$81,272	$67,986	$13,286	20%
Cost of services revenues	52,240	77,143	(24,903)	(32)%
Total cost of revenues	133,512	145,129	(11,617)	(8)%
Sales and marketing	53,657	56,390	(2,733)	(5)%
Product development	31,417	30,917	500	2%
General and administrative	27,611	28,116	(505)	(2)%
Depreciation and amortization	50,716	39,611	11,105	28%
Acquisition-related costs	42,581	2,862	39,719	1,388%
Restructuring costs	11,049	2,981	8,068	271%
Total other operating expenses	217,031	160,877	56,154	35%
Interest expense	(36,643)	(30,427)	(6,216)	20%
Other expense, net	(257)	(101)	(156)	154%
Income tax expense (benefit)	(26,720)	13,948	(40,668)	(292)%

•
Cost of systems revenues - Cost of systems revenues was $81.3 million for the period from Inception to September 30, 2011 as compared to $68.0 million for the year ended September 30, 2010. Cost of systems revenues increased by $13.3 million, or 20%, for the period from Inception to September 30, 2011 compared to the year ended September 30, 2010, primarily as a result of an incremental $57.8 million of cost of systems revenues from Legacy Epicor and a higher mix of professional services revenue, partially offset by a $44.5 million decrease in Predecessor costs of systems revenues which was primarily attributable to the comparison of a four and one half month period with a twelve month period as well as a mix shift of less hardware revenue and more software revenue.

•
Cost of services revenues - Cost of services revenues was $52.2 million for the period from Inception to September 30, 2011 compared to $77.1 million for the year ended September 30, 2010. Cost of services revenues decreased by $24.9 million, or 32%, for the period from Inception to September 30, 2011 compared to the year ended September 30, 2010, primarily as a result of a $49.8 million decrease in Predecessor costs of services revenues which was primarily attributable to the comparison of a four and one half month period with a twelve month period, partially offset by an incremental $24.9 million of cost of services revenues from Legacy Epicor.

Total other operating expenses were $217.0 million for the period from Inception to September 30, 2011 as compared to $160.9 million for the year ended September 30, 2010. Total other operating expenses increased by $56.2 million, or 35%, for the period from Inception to September 30, 2011 compared to the year ended September 30, 2010. The increase was primarily attributable to incremental operating expenses from Legacy Epicor as well as an increase in acquisition-related and restructuring costs, partially offset by a decrease in Predecessor other operating expenses which was primarily attributable to the comparison of a four and one half month period with a twelve month period.

•
Sales and marketing - Sales and marketing expenses were $53.7 million for the period from Inception to September 30, 2011 as compared to $56.4 million for the year ended September 30, 2010. Sales and marketing expenses decreased by $2.7 million, or 5%, for the period from Inception to September 30, 2011 compared to the year ended September 30, 2010. The decrease was primarily attributable to a $36.4 million decrease in Predecessor sales and marketing expenses which was primarily attributable to the comparison of a four and one half month period with a twelve month period, partially offset by an incremental $33.7 million of sales and marketing expenses from Legacy Epicor.

•
Product development - Product development expenses were $31.4 million for the period from Inception to September 30, 2011, as compared to $30.9 million for the year ended September 30, 2010. Product development expenses increased by $0.5 million, or 2%, for the period from Inception to September 30, 2011 compared to the year ended September 30, 2010. The increase was primarily a result of an incremental $20.4 million of product development expenses from Legacy Epicor, partially offset by a $19.9 million decrease in Predecessor product development expenses which was primarily attributable to the comparison of a four and one half month period with a twelve month period.

•
General and administrative - General and administrative expenses were $27.6 million for the period from Inception to September 30, 2011 as compared to $28.1 million for the year ended September 30, 2010. General and administrative expenses decreased by $0.5 million, or 2%, for the period from Inception to September 30, 2011 compared to the year ended September 30, 2010. The decrease was primarily a result of a $17.0 million decrease in Predecessor general and administrative expenses which was primarily attributable to the comparison of a four and one half month period with a twelve month period, including a $1.8 million increase in the Predecessor stock based compensation expense, partially offset by an incremental $16.5 million of general and administrative expenses from Legacy Epicor.

•
Depreciation and amortization - Depreciation and amortization expense was $50.7 million for the period from Inception to September 30, 2011 as compared to $39.6 million for the year ended September 30, 2010. The increase was a result of additional amortization on increased intangible assets due to the Acquisitions, partially offset by the comparison of a four and one half month period with a twelve month period.

•
Acquisition-related costs - Acquisition-related costs were $42.6 million for the period from Inception to September 30, 2011 as compared to $2.9 million for the year ended September 30, 2010. Acquisition-related costs for the period from Inception to September 30, 2011 consisted primarily of sponsor arrangement fees, legal fees, investment banker fees, bond breakage fees, due diligence fees, costs to integrate acquired companies, and costs related to the Acquisitions completed in May 2011. Acquisition-related cost for the year ended September 30, 2010 consisted primarily of the Predecessor's costs related to acquisitions activities.

•
Restructuring costs - During the period from Inception to September 30, 2011, we incurred $11.0 million of management approved restructuring costs primarily as a result of the Acquisition to eliminate certain employee positions with the intent to streamline and focus our operations to properly align our cost structure with our projected revenue streams. During the year ended September 30, 2010, the Predecessor incurred $3.0 million of restructuring costs, primarily related to eliminating certain employee positions.

Interest expense

Interest expense for the period from Inception to September 30, 2011 was $36.6 million compared to $30.4 million for the year ended September 30, 2010. The increase in interest expense was primarily a result of increased debt levels after the Acquisitions, partially offset by the comparison of a four and one half month period with a twelve month period related to predecessor expenses.

Other income (expense), net

Other expense for the period from Inception to September 30, 2011 was $0.3 million as compared to $0.1million for the year ended September 30, 2010. Other expense for the period from Inception to September 30, 2011 included $0.5 million of foreign exchange losses, partially offset by $0.2 million of interest income. Other expense for the year ended September 30, 2010 included a $0.7 million franchise tax charge and $0.1 million of other taxes, partially offset by a $0.7 million foreign exchange gain.

Income tax expense (benefit)

We recognized an income tax benefit of $26.7 million, or 32.3% of pre-tax loss, for the period from Inception to September 30, 2011 compared to income tax expense of $13.9 million, or 42.7% of pre-tax income from continuing operations, in the year ended September 30, 2010. Our income tax rate for the period from Inception to September 30, 2011 differed from the federal statutory rate primarily due to non-deductible transaction costs. The Predecessor's income tax rate for the year ended September 30, 2010 exceeded the federal statutory rate primarily due to $3.8 million of income tax expense recognized by the Predecessor during the year ended September 30, 2010 upon receipt of a dividend from a foreign subsidiary. The decrease in income tax expense for the period from Inception to September 30, 2011 compared to September 30, 2010 is primarily a result of the net pre-tax loss in the period from inception to September 30, 2011, compared to the Predecessor's net pre-tax income during the fiscal year ended September 30, 2010.
Contribution margin
The results of the reportable segments are derived directly from our management reporting system. The results are based on our method of internal reporting using segment contribution margin as a measure of operating performance and are not necessarily in conformity with United States generally accepted accounting principles ("GAAP”). Our management measures the performance of each segment based on several metrics, including contribution margin as defined below, which is not a financial measure calculated in accordance with GAAP. Asset data is not reviewed by our management at the segment level and therefore is not included.
Segment contribution margin includes all segment revenues less the related cost of sales, direct marketing, sales, and product development expenses as well as certain general and administrative expenses, including bad debt expenses and direct legal costs. A significant portion of each segment's expenses arises from shared services and centrally managed infrastructure support costs that we allocate to the segments to determine segment contribution margin. These expenses primarily include information technology services, facilities, and telecommunications costs.
Certain operating expenses are not allocated to segments because they are separately managed at the corporate level. These unallocated costs include marketing costs (other than direct marketing), general and administrative costs, such as human resources, finance and accounting, share-based compensation expense, depreciation and amortization of intangible assets, acquisition-related costs, restructuring costs, interest expense, and other income (expense).
There are significant judgments that our management makes with respect to the direct and indirect allocation of costs that may affect the calculation of contribution margin. While our management believes these and other related judgments are reasonable and appropriate, others could assess such matters in ways different than our management.
The exclusion of costs not considered directly allocable to individual business segments results in contribution margin not taking into account substantial costs of doing business. We use contribution margin, in part, to evaluate the performance of, and allocate resources to, each of the segments. While our management may consider contribution margin to be an important measure of comparative operating performance, this measure should be considered in addition to, but not as a substitute for, net income (loss), cash flow and other measures of financial performance prepared in accordance with GAAP that are otherwise presented in our financial statements. In addition, our calculation of contribution margin may be different from the calculation used by other companies and, therefore, comparability may be affected.
Contribution margin for the period from Inception to September 30, 2011 and the year ended September 30, 2010 is as follows:

		Predecessor
	Inception to	Year Ended
(in thousands, except percentages)	September 30, 2011	September 30, 2010	Variance $	Variance %
ERP	$40,787	$65,987	$(25,200)	(38)%
Retail Solutions	16,959	—	16,959	—
Retail Distribution	24,190	70,351	(46,161)	(66)%
Total segment contribution margin	$81,936	$136,338	$(54,402)	(40)%

•
ERP contribution margin - ERP contribution margin for the period from Inception to September 30, 2011 was $40.8 million as compared to $66.0 million for the year ended September 30, 2010. The contribution margin for ERP decreased by $25.2 million, or 38%, for the period from Inception to September 30, 2011 compared to the year ended September 30, 2010. The decrease was due to $38.3 million of decreased Predecessor ERP contribution margin which was primarily attributable to the comparison of a four and one half month period with a twelve month period, partially offset by $13.1 million of incremental contribution margin from Legacy Epicor.

•
Retail Solutions contribution margin - The contribution margin for Retail Solutions was $17.0 million for the period from Inception to September 30, 2011. The Retail Solutions segment originated in Legacy Epicor. As such, the Predecessor's results for the year ended September 30, 2010 did not include contribution margin from Retail Solutions.

•
Retail Distribution contribution margin - Retail Distribution contribution margin for the period from Inception to September 30, 2011 was $24.2 million as compared to $70.4 million for the year ended September 30, 2010. The contribution margin for Retail Distribution decreased by $46.2 million, or 66%, for the period from Inception to September 30, 2011 compared to the year ended September 30, 2010. The decrease was primarily attributable to the comparison of a four and one half month period with a twelve month period as well as the impact of lower sales of hardware products and licenses to existing customers as a result of prior year sales driven by payment card industry compliance and lower average selling prices to new customers as a result of large strategic deals in the prior year.

The reconciliation of total segment contribution margin to income (loss) from continuing operations before income taxes is as follows:

		Predecessor
	Inception to	Year Ended
(in thousands)	September 30, 2011	September 30, 2010
Segment contribution margin	$81,936	$136,338
Corporate and unallocated costs	(23,378)	(23,918)
Share-based compensation expense	—	(3,750)
Depreciation and amortization	(50,716)	(39,611)
Acquisition-related costs	(42,581)	(2,862)
Restructuring costs	(11,049)	(2,981)
Interest expense	(36,643)	(30,427)
Other income (expense), net	(257)	(101)
Income (loss) from continuing operations before income taxes	$(82,688)	$32,688

Period from October 1, 2010 to May 15, 2011 (Predecessor) Compared to the Year Ended September 30, 2010 (Predecessor)

Total revenues

The Predecessor's total revenues were $227.3 million for the period from October 1, 2010 to May 15, 2011 as compared to $369.2 million for the year ended September 30, 2010. Total revenues decreased by $141.9 million, or 38%, for the period from October 1, 2010 to May 15, 2011 as compared to the year ended September 30, 2010. The decrease in total revenues was primarily attributable to the comparison of a seven and one half month period with a twelve month period, as well as the impact of lower sales of hardware products and licenses to Retail Distribution customers as a result of prior year sales driven by payment card industry compliance and lower average selling prices to new customers as a result of large strategic deals in the year ended September 30, 2010, partially offset by large strategic deals to ERP customers as well as maintenance support price increases and content and connectivity revenue growth.

The following table sets forth, for the periods indicated, the Predecessor's segment revenues by systems and services and the variance thereof:

	Predecessor
	October 1, 2010 to	Year Ended
(in thousands, except percentages)	May 15, 2011	September 30, 2010	Variance $	Variance %
ERP revenues:
Systems:
License	$17,037	$22,459	$(5,422)	(24)%
Professional services	13,765	21,944	(8,179)	(37)%
Hardware	6,338	8,488	(2,150)	(25)%
Other	4	6	(2)	(33)%
Total systems	37,144	52,897	(15,753)	(30)%
Services	63,571	99,233	(35,662)	(36)%
Total ERP revenues	100,715	152,130	(51,415)	(34)%
Retail Distribution revenues:
Systems:
License	11,155	21,931	(10,776)	(49)%
Professional services	9,106	14,341	(5,235)	(37)%
Hardware	13,217	31,934	(18,717)	(59)%
Other	3,127	5,321	(2,194)	(41)%
Total systems	36,605	73,527	(36,922)	(50)%
Services	90,010	143,565	(53,555)	(37)%
Total Retail Distribution revenues	126,615	217,092	(90,477)	(42)%
Total revenues:
Systems:
License	28,192	44,390	(16,198)	(36)%
Professional services	22,871	36,285	(13,414)	(37)%
Hardware	19,555	40,422	(20,867)	(52)%
Other	3,131	5,327	(2,196)	(41)%
Total systems	73,749	126,424	(52,675)	(42)%
Services	153,581	242,798	(89,217)	(37)%
Total revenues	$227,330	$369,222	$(141,892)	(38)%

The Predecessor's ERP and Retail Distribution segments accounted for approximately 44% and 56%, respectively, of its revenues during the period from October 1, 2010 to May 15, 2011. This compares to the year ended September 30, 2010, in which the Predecessor's ERP and Retail Distribution segments accounted for approximately 41% and 59%, respectively, of its revenues.

•
ERP revenues - ERP revenues were $100.7 million for the period from October 1, 2010 to May 15, 2011 as compared to $152.1 million for the year ended September 30, 2010. ERP revenues decreased by $51.4 million, or 34% for the period from October 1, 2010 to May 15, 2011 compared to the year ended September 30, 2010, primarily as a result of the comparison of a seven and one half month period with a twelve month period.

◦
ERP systems revenues for the period from October 1, 2010 to May 15, 2011 were $37.1 million compared to $52.9 million for the year ended September 30, 2010. ERP systems revenues decreased by $15.8 million, or 30%, primarily due to the comparison of a seven and one half month period with a twelve month period, partially offset by higher average selling prices to new customers due to large strategic deals in the period from October 1, 2010 to May 15, 2011.

◦
ERP services revenues for the period from October 1, 2010 to May 15, 2011 were $63.6 million compared to $99.2 million for the year ended September 30, 2010. ERP services revenues decreased by $35.6 million, or 36%, primarily due to the comparison of a seven and one half month period with a twelve month period as well as legacy platform maintenance attrition, partially offset by increased revenue from content and connectivity offerings, maintenance support price increases and new customer maintenance support revenues.

•
Retail Distribution revenues - Retail Distribution revenues were $126.6 million for the period from October 1, 2010 to May 15, 2011 compared to $217.1 million for the year ended September 30, 2010. Retail Distribution revenues decreased by $90.5 million, or 42%, for the period from October 1, 2010 to May 15, 2011 compared to the year ended September 30, 2010 primarily as a result of the comparison of a seven and one half month period with a twelve month period. Retail Distribution systems revenues decreased by $36.9 million, or 50%, primarily as a result of the comparison of a seven and one half month period with a twelve month period as well as lower sales of hardware products and licenses to existing customers as a result of stronger prior year system sales driven by payment card industry compliance, and lower average selling prices to new customers due to large strategic deals in the prior year. Retail Distribution services revenues decreased by $53.6 million, or 37%, primarily as a result of the comparison of a seven and one half month period with a twelve month period as well as legacy platform attrition, partially offset by price increases for support services and increased revenue from content and connectivity offerings.

Total operating and other expenses
The following table sets forth the Predecessor's operating and other expenses for the periods indicated and the variance thereof:

	Predecessor
	October 1, 2010 to	Year Ended
(In thousands, except percentages)	May 15, 2011	September 30, 2010	Variance $	Variance %
Cost of systems revenues	$39,922	$67,986	$(28,064)	(41)%
Cost of services revenues	47,866	77,143	(29,277)	(38)%
Total cost of revenues	87,788	145,129	(57,341)	(40)%
Sales and marketing	36,200	56,390	(20,190)	(36)%
Product development	19,659	30,917	(11,258)	(36)%
General and administrative	21,519	28,116	(6,597)	(23)%
Depreciation and amortization	25,322	39,611	(14,289)	(36)%
Acquisition-related costs	16,846	2,862	13,984	489%
Restructuring costs	27	2,981	(2,954)	(99)%
Total other operating expenses	119,573	160,877	(41,304)	(26)%
Interest expense	(33,069)	(30,427)	(2,642)	9%
Other income (expense), net	223	(101)	324	(321)%
Income tax expense (benefit)	(4,488)	13,948	(18,436)	(132)%

•
Cost of systems revenues - Cost of systems revenues was $39.9 million for the period from October 1, 2010 to May 15, 2011 as compared to $68.0 million for the year ended September 30, 2010. Cost of systems revenues decreased by $28.1 million, or 41%, for the period from October 1, 2010 to May 15, 2011 compared to the year ended September 30, 2010, primarily as a result of the comparison of a seven and one half month period with a twelve month period, as well as a higher mix of license revenue and lower mix of hardware revenue.

•
Cost of services revenues - Cost of services revenues was $47.9 million for the period from October 1, 2010 to May 15, 2011 compared to $77.1 million for the year ended September 30, 2010. Cost of services revenues decreased by $29.3 million, or 38%, for the period from October 1, 2010 to May 15, 2011 compared to the year ended September 30, 2010, primarily as a result of the comparison of a seven and one half month period with a twelve month period as well as lower salary related expenses due to lower headcount in the period from October 1, 2010 to May 15, 2011.

Total other operating expenses were $119.6 million for the period from October 1, 2010 to May 15, 2011 as compared to $160.9 million for the year ended September 30, 2010. Total other operating expenses decreased by $41.3 million, or 26%, for the period from October 1, 2010 to May 15, 2011 compared to the fiscal year ended September 30, 2010. The decrease was primarily attributable to the comparison of a seven and one half month period with a twelve month period as well as lower restructuring costs, partially offset by higher acquisition-related costs.

•
Sales and marketing - Sales and marketing expenses were $36.2 million for the period from October 1, 2010 to May 15, 2011 as compared to $56.4 million for the year ended September 30, 2010. Sales and marketing expenses decreased by $20.2 million, or 36%, for the period from October 1, 2010 to May 15, 2011 compared to the year ended September 30, 2010. The decrease was primarily attributable to the comparison of a seven and one half month period with a twelve month period, partially offset by a $1.5 million increase in stock based compensation expense primarily due to accelerated vesting of outstanding options as a result of the Activant acquisition and lower employee related expenses.

•
Product development - Product development expenses were $19.7 million for the period from October 1, 2010 to May 15, 2011 as compared to $30.9 million for the year ended September 30, 2010. Product development expenses decreased by $11.2 million, or 36%, for the period from October 1, 2010 to May 15, 2011 compared to the year ended September 30, 2010. The decrease was primarily a result of the comparison of a seven and one half month period with a twelve month period, partially offset by a higher vacation related compensation expense.

•
General and administrative - General and administrative expenses were $21.5 million for the period from October 1, 2010 to May 15, 2011 as compared to $28.1 million for the year ended September 30, 2010. General and administrative expenses decreased by $6.6 million, or 23%, for the period from October 1, 2010 to May 15, 2011 compared to the year ended September 30, 2010. The decrease was primarily the result of the comparison of a seven and one half month period with a twelve month period, partially offset by a $0.4 million increase in stock based compensation expense primarily due to accelerated vesting of outstanding options as a result of the Activant acquisition, a $0.5 million one-time sales tax audit assessment and $0.7 million of customer legal settlement costs.

•
Depreciation and amortization - Depreciation and amortization expense was $25.3 million for the period from October 1, 2010 to May 15, 2011 as compared to $39.6 million for the year ended September 30, 2010. The decrease was primarily the result of the comparison of a seven and one half month period with a twelve month period.

•
Acquisition-related costs - Acquisition-related costs were $16.8 million for the period from October 1, 2010 to May 15, 2011 compared to $2.9 million for the year ended September 30, 2010. Acquisition-related costs for the period from October 1, 2010 to May 15, 2011 consisted primarily of Predecessor legal, professional and other transaction costs related to the Acquisitions. Acquisition-related cost for the year ended September 30, 2010 consisted primarily of acquisition related activities for Predecessor.

•
Restructuring costs - During the period from October 1, 2010 to May 15, 2011, the Predecessor incurred restructuring costs of less than $0.1 million. During the year ended September 30, 2010, the Predecessor incurred $3.0 million of restructuring costs primarily related to eliminating certain employee positions and consolidating certain excess facilities with the intent to streamline and focus its operations and more properly align its cost structure with its projected revenue streams.

Interest expense

Interest expense for the period from October 1, 2010 to May 15, 2011 was $33.1 million compared to $30.4 million for the year ended September 30, 2010. The increase in interest expense was primarily a result of the write-off of deferred financing fees associated with the retired debt instruments of approximately $10.5 million as well as the amendment of the former credit facility which resulted in higher interest rates, partially offset by the comparison of a seven and one half month period with a twelve month period.

Other income (expense), net

Other income (expense) for the period from October 1, 2010 to May 15, 2011 was $0.2 million of income as compared to $0.1 million of expense for the year ended September 30, 2010. Other income for the period from October 1, 2010 to May 15, 2011primarily included $1.5 million of earnings from a previous minority interest in Internet Auto Parts, Inc. partially offset by a loss on dissolution of a subsidiary with cumulative translation losses of $1.4 million. Other expense for the year ended September 30, 2010 primarily included a $0.7 million franchise tax charge partially offset by a $0.7 million foreign exchange gain.

Income tax expense (benefit)

The Predecessor recognized an income tax benefit of $4.5 million, or 34.9% of pre-tax loss, for the period from October 1, 2010 to May 15, 2011 compared to income tax expense of $13.9 million, or 42.7% of pre-tax income from continuing operations, in the year ended September 30, 2010. The income tax rate decrease over the prior period was primarily attributable primarily to the change from pre-tax income in the year ended September 30, 2010 to a pre-tax loss in the period from October 1, 2010 to May 15, 2011 as well as a $6.2 million income tax expense included in the fiscal year ended September 30, 2010, for a dividend received from a subsidiary. The Predecessor's income tax rate for the period from October 1, 2010 to May 15, 2011 differed from the federal statutory rate primarily due to non-deductible transaction costs and the tax cost of repatriation of earnings from foreign subsidiaries. The Predecessor's income tax rate for the year ended September 30, 2010 differed from the federal statutory rate primarily due to income tax expense recognized upon receipt of a dividend from a foreign subsidiary.
Contribution margin
The results of the reportable segments are derived directly from the Predecessor's management reporting system. The results are based on its method of internal reporting using segment contribution margin as a measure of operating performance and are not necessarily in conformity with United States generally accepted accounting principles (“GAAP”). The Predecessor's management measured the performance of each segment based on several metrics, including contribution margin as defined below, which is not a financial measure calculated in accordance with GAAP. Asset data was not reviewed by the Predecessor's management at the segment level and therefore is not included.
Segment contribution margin includes all segment revenues less the related cost of sales, direct marketing, sales, and product development expenses as well as certain general and administrative expenses, including bad debt expenses and direct legal costs. A significant portion of each segment's expenses arises from shared services and centrally managed infrastructure support costs that the Predecessor allocated to the segments to determine segment contribution margin. These expenses primarily included information technology services, facilities, and telecommunications costs.
Certain of the Predecessor's operating expenses were not allocated to segments because they were separately managed at the corporate level. These unallocated costs included marketing costs (other than direct marketing), general and administrative costs, such as human resources, finance and accounting, stock-based compensation expense, depreciation and amortization of intangible assets, acquisition-related costs, restructuring costs, interest expense, and other income (expense).
There were significant judgments that the Predecessor's management made with respect to the direct and indirect allocation of costs that may affect the calculation of contribution margins. While management believes these and other related judgments are reasonable and appropriate, others could assess such matters in ways different than management.
The exclusion of costs not considered directly allocable to individual business segments results in contribution margin not taking into account substantial costs of doing business. The Predecessor used contribution margin, in part, to evaluate the performance of, and allocate resources to, each of the segments. While management may consider contribution margin to be an important measure of comparative operating performance, this measure should be considered in addition to, but not as a substitute for, net income (loss), cash flow and other measures of financial performance prepared in accordance with GAAP that are otherwise presented in the Predecessor's financial statements. In addition, the Predecessor's calculation of contribution margin may be different from the calculation used by other companies and, therefore, comparability may be affected.
Contribution margin for the period from October 1, 2010 to May 15, 2011 and the year ended September 30, 2010 is as follows:

	Predecessor
	October 1, 2010 to		Year ended
(in thousands, except percentages)	May 15, 2011		September 30, 2010	Variance $	Variance %
ERP	$44,049		$65,987	$(21,938)	(33)%
Retail Distribution	40,981		70,351	(29,370)	(42)%
Total segment contribution margin	$85,030	136,338,000	$136,338	$(51,308)	(38)%

•
ERP contribution margin - ERP contribution margin for the period from October 1, 2010 to May 15, 2011 was $44.1 million as compared to $66.0 million for the year ended September 30, 2010. The contribution margin for ERP decreased by $21.9 million, or 33%, for the period from October 1, 2010 to May 15, 2011 compared to the year ended September 30, 2010. The decrease was primarily attributable to the comparison of a seven and one half month period with a twelve month period, partially offset by large strategic sales in the October 1, 2010 to May 15, 2011 period, as well as a favorable mix of higher license revenue and a lower run rate of employee related costs due to lower headcount.

•
Retail Distribution contribution margin - Retail Distribution contribution margin for the period from October 1, 2010 to May 15, 2011 was $41.0 million as compared to $70.4 million for the year ended September 30, 2010. The contribution margin for Retail Distribution decreased by $29.4 million, or 42%, for the period from October 1, 2010 to May 15, 2011 compared to the year ended September 30, 2010. The decrease was primarily attributable to the comparison of a seven and one half month period with a twelve month period, as well as the impact of lower sales of hardware products and licenses as a result of prior year sales driven by payment card industry compliance and lower average selling prices to new customers as a result of large strategic deals in the year ended September 30, 2010, partially offset by a lower run rate of employee relates costs due to lower headcount in the period from October 1, 2010 to May 15, 2011.

The reconciliation of total segment contribution margin to income (loss) from continuing operations before income taxes is as follows:

	Predecessor
	October 1, 2010 to	Year Ended
(in thousands)	May 15, 2011	September 30, 2010
Segment contribution margin	$85,030	$136,338
Corporate and unallocated costs	(17,153)	(23,918)
Share-based compensation expense	(5,713)	(3,750)
Depreciation and amortization	(25,322)	(39,611)
Acquisition-related costs	(16,846)	(2,862)
Restructuring costs	(27)	(2,981)
Interest expense	(33,069)	(30,427)
Other income (expense), net	223	(101)
Income (loss) from continuing operations before income taxes	$(12,877)	$32,688

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The following unaudited pro forma condensed combined statement of operations has been developed by applying pro forma adjustments to our and the Predecessor’s audited consolidated statement of comprehensive income (loss), included in our Form 10-K filed with the Securities and Exchange Commission on December 12, 2012, and to Legacy Epicor’s unaudited condensed consolidated statement of operations from October 1, 2010 to May 15, 2011, not included elsewhere. The unaudited pro forma condensed combined financial statements for the fiscal year ended September 30, 2011 give effect to the Acquisitions as if they had occurred on October 1, 2010. Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with the unaudited pro forma condensed combined statements of operations.

Summary Historical Condensed Consolidated Financial Data and Unaudited Pro Forma Condensed
Combined Financial Data

The unaudited pro forma adjustments are based on available information and certain assumptions that we believe are reasonable under the circumstances. The unaudited pro forma condensed combined statement of operations is presented for informational purposes only. The unaudited pro forma condensed combined statement of operations do not purport to represent what our results of operations would have been had the Acquisitions actually occurred on the date indicated, nor do they purport to project our results of operations for any future period or as of any future date. The unaudited pro forma condensed combined statement of operations should be read in conjunction with the information included under the headings “Unaudited Pro Forma Condensed Combined Financial Data,” “The Transactions,” “Selected Historical Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the audited consolidated financial statements of the Predecessor included in our Form S-4/A filed with the Securities and Exchange Commission on February 10, 2012. All pro forma adjustments and their underlying assumptions are described more fully in the notes to our unaudited pro forma condensed combined statement of operations.

The unaudited pro forma condensed combined statement of operations is prepared in conformity with GAAP and is based on the Predecessor’s historical audited financial statements from the period of October 1, 2010 to May 15, 2011 and Legacy Epicor’s historical unaudited financial statements from the period of October 1, 2010 through May 15, 2011 and the consolidated results of our operations for the period from Inception to September 30, 2011. The unaudited pro forma condensed combined statements of operations include the results of the Predecessor during the period from October 1, 2010 to May 15, 2011 as included in our Report on Form 10-K filed with the Securities and Exchange Commission on December 12, 2012 and the results of Legacy Epicor during the period from October 1, 2010 to May 15, 2011 ($285.1 million in total revenues and a net loss of $55.2 million).

The unaudited pro forma condensed combined statements of operations do not include the following non-recurring items: (i) transaction costs associated with the Acquisitions and other costs associated with the issuance of the notes; (ii) the write-off of previous debt issuance costs; and (iii) the additional expense associated with accelerated vesting of share-based arrangements.

The Acquisitions have been accounted for using the acquisition method of accounting in accordance with the accounting guidance for business combinations and non-controlling interests which requires recognition and measurement of all identifiable assets acquired and liabilities assumed at their full fair value as of the date control is obtained.

Unaudited Pro Forma Condensed Combined Statement of Operations
for the Fiscal Year Ended September 30, 2011

			Inception to
	October 1, 2010 to May 15, 2011		September 30, 2011
(in thousands)	Predecessor (a)	Legacy Epicor (b)	Successor	Pro Forma Adj.		Pro Forma
Total revenues	$227,330	$285,064	$304,755	$(40,094)	(h)	$777,055
Operating expenses:
Cost of revenues	87,788	133,571	133,512	(348)	(e)	354,523
Sales and marketing	36,200	62,855	53,657	(1,923)	(e)	150,789
Product development	19,659	36,182	31,417	(13)	(e)	87,245
General and administrative	21,519	34,131	27,611	(1,953)	(e)	82,536
				1,228	(f)
Depreciation and amortization	25,322	20,275	50,716	36,043	(c)	132,356
Acquisition-related costs	16,846	45,712	42,581	(103,851)	(e)	1,288
Restructuring costs	27	2,889	11,049	—		13,965
Total operating expenses	207,361	335,615	350,543	(70,817)		822,702
Operating income (loss)	19,969	(50,551)	(45,788)	30,723		(45,647)
Interest expense	(33,069)	(15,112)	(36,643)	(8,038)	(d)	(92,862)
Other income (expense), net	223	445	(257)	—		411
Loss from continuing operations before income taxes	(12,877)	(65,218)	(82,688)	22,685		(138,098)
Income tax benefit	(4,488)	(10,048)	(26,720)	8,477	(g)	(32,779)
Loss from continuing operations	$(8,389)	$(55,170)	$(55,968)	$14,208		$(105,319)

See accompanying notes to the unaudited pro forma condensed combined statement of operations.

Notes to unaudited pro forma condensed combined statement of operations

(a) Represents the Predecessor’s consolidated results of operations for the period from October 1, 2010 to May 15, 2011 derived from the audited financial statements included in our Form 10-K filed with the Securities and Exchange Commission on December 12, 2012.
(b) Represents Legacy Epicor’s unaudited consolidated results of operations for the period from October 1, 2010 to May 15, 2011.

Adjustments (c) through (d) to the pro forma condensed combined statement of operations for the year ended September 30, 2011, include pro forma adjustments to changes in fair value of the assets acquired along with pro forma adjustments to related financing activities including the senior notes and the 2011 credit agreement.

(c) Represents the net adjustment to depreciation and amortization expense related to the change in the estimated fair value of the property and equipment and intangible assets acquired in the acquisitions. The revised depreciation expense was calculated using the remaining estimated useful lives as determined by management. The revised amortization expense was calculated using the range of estimated useful lives of 1 to 10 years. The amounts allocated to property and equipment and identifiable intangible assets and the estimated useful lives are based on preliminary fair value estimates under the guidance of ASC 805—Business Combinations. The calculation of the net adjustment to depreciation and amortization expense is as follows:

(in thousands)
New depreciation expense for property and equipment	$6,390
New amortization expense for intangible assets	75,250
Elimination of Activant's pre-acquisition depreciation and amortization expense, excluding database and software amortization expense	(25,322)
Elimination of Legacy Epicor's pre-acquisition depreciation and amortization expense	(20,275)
Net adjustments	$36,043

(d) Represents the net adjustment to interest expense related to the senior notes and the senior secured credit agreement (the "2011 credit agreement"), calculated as follows:

(in thousands)
Interest expense on senior notes (i)	$(25,066)
Interest expense on 2011 credit agreement (ii)	(27,173)
Interest expense on revolver	(495)
Amortization of debt issuance costs related to the notes (iii)	(1,065)
Amortization of debt issuance costs related to the 2011 credit agreement (iii)	(2,169)
Amortization of debt issuance costs related to the revolver	(234)
Amortization of the original issue discount related to the 2011 credit agreement	(824)
Non-refinanced interest expense	(625)
Legacy Epicor interest on convertible debt	527
Activant interest on subordinated notes	905
Pro forma interest expense	(56,219)
Elimination of Activant's pre-acquisition interest expense	33,069
Elimination of Legacy Epicor's pre-acquisition interest expense	15,112
Net adjustments	$(8,038)

(i) Represents the interest expense for twelve months related to the senior notes in an aggregate principal amount of $465.0 million, bearing an interest rate of 8 5/8% per annum.
(ii) Represents the interest expense for twelve months related to the 2011 credit agreement in an aggregate principal amount of $870.0 million, bearing a variable interest rate of LIBOR rate plus 375 basis points per annum (5%). The adjustment assumes a LIBOR floor of 1.25%. Once the LIBOR floor is exceeded, each 1/8% fluctuation in the 2011 credit agreement interest rate and a 1% fluctuation in the original issue discount would change pro forma interest expense by approximately $1.1 million per annum.
(iii) Represents the straight-line amortization (which approximates the effective interest method) of debt issuance costs related to the senior notes over an 8 year period, 2011 credit agreement over a 7 year period and revolving credit facility over a 5 year period.
(e) Represents historical non-recurring expenses directly attributable to the Acquisitions, including the acceleration of stock-based compensation as a result of the immediate vesting of unvested shares upon change of control.
(f) Represents the advisory fee we are required to pay to Apax Partners, L.P. subsequent to the Acquisitions, calculated on an annual basis at a rate of 0.30% of equity investment.
(g) Represents the adjustment to income taxes to reflect the unaudited pro forma adjustments at a blended statutory rate of 38%, which is comparable to the Company’s overall effective tax rate.
(h) Represents purchase accounting deferred revenue valuation adjustment.

Results of Operations Supplement
Year Ended September 30, 2012 Compared to the Year Ended September 30, 2011 (Pro-Forma)

The following discussion compares our results of operations for the year ended September 30, 2012 to our unaudited Pro Forma condensed combined statement of operations for the year ended September 30, 2011. See "Unaudited Pro Forma Condensed Combined Financial Data" for more information on the preparation of the Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended September 30, 2011. For purposes of this discussion, references to the year ended September 30, 2011 refer to the Pro Forma amounts included in the Unaudited Pro Forma Condensed Combined Statement of Operations for that period.

The following table compares our results of operations for the year ended September 30, 2012 to our Pro Forma results of operations for the year ended September 30, 2011.

		Pro-Forma
	Year Ended	Year Ended
(in thousands, except percentages)	September 30, 2012	September 30, 2011	Variance ($)	Variance (%)
Total revenues	$855,457	$777,055	$78,402	10%
Operating expenses:
Cost of revenues	356,404	354,523	1,881	1%
Sales and marketing	147,446	150,789	(3,343)	(2)%
Product development	83,304	87,245	(3,941)	(5)%
General and administrative	75,702	82,536	(6,834)	(8)%
Depreciation and amortization	138,985	132,356	6,629	5%
Acquisition-related costs	8,845	1,288	7,557	587%
Restructuring costs	4,776	13,965	(9,189)	(66)%
Total operating expenses	815,462	822,702	(7,240)	(1)%
Operating income (loss)	39,995	(45,647)	85,642	(188)%
Interest expense	(90,483)	(92,862)	2,379	(3)%
Other income (expense), net	(133)	411	(544)	(132)%
Loss from continuing operations before income taxes	(50,621)	(138,098)	87,477	(63)%
Income tax benefit	(11,535)	(32,779)	21,244	(65)%
Loss from continuing operations	$(39,086)	$(105,319)	$66,233	(63)%

Total revenues

Our total revenues were $855.5 million for the year ended September 30, 2012 as compared to $777.1 million for the year ended September 30, 2011. Total revenues increased by $78.4 million, or 10%, for the year ended September 30, 2012 as compared to the year ended September 30, 2011. The increase was primarily attributable to a $54.4 million reduction in deferred revenue purchase accounting adjustments, an approximately $19.0 million increase in services revenues primarily as a result of revenue from new customers and support price increases, partially offset by legacy platform attrition, as well as an approximately $5.0 million increase in systems revenues.

Total operating expenses decreased by $7.2 million, or 1% , for the year ended September 30, 2012 as compared to the year ended September 30, 2011. The decrease was primarily attributable to:

•
Cost of revenues - Cost of revenues increased by $1.9 million or 1%, for the year ended September 30, 2012 as compared to the year ended September 30, 2011. The increase was primarily attributable to increased employee related costs and third party consulting services due to higher professional services revenues.

•
Sales and marketing - Sales and marketing expenses decreased by $3.3 million, or 2%, for the year ended September 30, 2012 as compared to the year ended September 30, 2011. The decrease was primarily attributable to $2.4 million of lower travel and $1.7 million of lower share-based compensation expense, partially offset by $1.0 million of increased incentive compensation.

•
Product development - Product development expenses decreased by $3.9 million, or 5%, for the year ended September 30, 2012 as compared to the year ended September 30, 2011. The decrease was primarily attributable to a $2.3 million decrease in salary related expenses and a $1.2 million decrease in outside services.

•
General and administrative - General and administrative expenses decreased by $6.8 million, or 8%, for the year ended September 30, 2012 as compared to the year ended September 30, 2011. The decrease was primarily attributable to a $5.0 million decrease in share-based compensation expense and $3.8 million of salary-related expenses, partially offset by $1.6 million of higher legal expenses and $0.6 million of higher bad debt expense.

•
Depreciation and amortization - Depreciation and amortization expense was $139.0 million for the year ended September 30, 2012 as compared to $132.4 million for the year ended September 30, 2011. Depreciation and amortization expense increased by $6.6 million, or 5%, for the year ended September 30, 2012 as compared to the year ended September 30, 2011. The increase was primarily attributable to increased depreciation related to facility leasehold improvements costs and capitalized IT equipment costs and amortization of intangible assets from the Internet AutoParts, Inc. and Cogita acquisitions.

•
Acquisition-related costs - Acquisition-related costs were $8.8 million for the year ended September 30, 2012 as compared to $1.3 million for the year ended September 30, 2011. Acquisition-related costs for the year ended September 30, 2012 consisted primarily of $4.9 million of integration activities due to the Acquisitions and

$3.9 million of acquisition costs, primarily due diligence fees and legal fees related to the acquisition of SolarSoft
Business Systems, which was consummated in the first quarter of our fiscal 2013. Acquisition-related costs for the year ended September 30, 2011 consisted primarily of the Predecessor's acquisition costs incurred prior to the Acquisitions.

•
Restructuring costs - During the year ended September 30, 2012, we incurred $4.8 million of restructuring costs primarily as a result of the Acquisitions to eliminate certain employee positions and to consolidate certain excess facilities with the intent to integrate acquisitions and streamline and focus our operations to properly align our cost structure with our projected revenue streams. During the year ended September 30, 2011, we incurred $14.0 million of restructuring costs, primarily as a result of eliminating certain employee positions as a result of the Acquisitions.

Interest expense

Interest expense for the year ended September 30, 2012 was $90.5 million as compared to $92.9 million for the year ended September 30, 2011. The decrease in interest expense was primarily the result of lower deferred financing amortization expense.

Other income (expense), net

Other income (expense) for the year ended September 30, 2012 was $0.1 million of expense compared to $0.4 million of income for the year ended September 30, 2011. Other income (expense) net for the year ended September 30, 2012 included $0.8 million of foreign exchange losses, a $0.7 million sales tax assessment and a loss on disposal of fixed assets of $0.5 million partially offset by $0.9 million of earnings from our previous minority interest in Internet AutoParts, Inc. and $0.7 million of interest income. Other income (expense), net for the year ended September 30, 2011 included $1.4 million of earnings from our previous minority interest in Internet AutoParts Inc. and $0.3 million of interest income, partially offset by a loss on disposal of fixed assets of $1.5 million.

Income tax expense (benefit)

We recognized an income tax benefit of $11.5 million, or 22.8% of pre-tax loss, for the year ended September 30, 2012 as compared to an income tax benefit of $32.8 million, or 23.7% of pre-tax loss, in the year ended September 30, 2011. Our income tax rate for the year ended September 30, 2012 differed from the federal statutory rate primarily due to tax benefits related to income tax returns filed in the quarter and the impact of changes in the foreign exchange on deferred income taxes, offset by non-deductible expenses including restricted unit compensation, changes in our reserve for uncertain tax positions, and lower tax rates in foreign jurisdictions. Our income tax rate for the year ended September 30, 2011 differed from the federal statutory rate due primarily to the repatriation of earnings of a foreign subsidiary and increases to unrecognized tax benefits, partially offset by the release of a valuation allowance recorded against certain state deferred tax assets as a result of a merger of the Predecessor and a domestic subsidiary.

Liquidity and Capital Resources

Our primary sources of liquidity are cash flows provided by operating activities and borrowings under our Senior Secured Credit Facilities (the “2011 credit agreement”) and senior notes. We believe that these sources will provide sufficient liquidity for us to meet our working capital, capital expenditure and other cash requirements for the next twelve months. We believe that the costs associated with implementing our business strategy will not materially impact our liquidity. We are dependent upon our future financial performance, which is subject to many economic, commercial, financial and other factors that are beyond our control, including the ability of financial institutions to meet their lending obligations to us. If those factors significantly change, our business may not be able to generate sufficient cash flow from operations and additional capital may not be available to meet our liquidity needs. We anticipate that to the extent that we require additional liquidity as a result of these factors or in order to execute our strategy, it would be financed either by borrowings under our 2011 credit agreement, by other indebtedness, additional equity financings or a combination of the foregoing. We may be unable to obtain any such additional financing on terms acceptable to us or at all.

As a result of completing the Acquisitions, we have significant leverage. As of September 30, 2012, our total indebtedness was $1,324.2 million ($1,316.6 million, net of original issue discount). We also had an additional undrawn revolving credit facility of $75.0 million. Our cash requirements will be significant, primarily due to our debt service requirements. Our interest expense for the year ended September 30, 2012 was $90.5 million.

In connection with our acquisition of SolarSoft Business Systems Inc. in October 2012, we borrowed $69 million under our revolving credit facility.

Contractual Obligations

The following table summarizes our contractual obligations at September 30, 2012 (in thousands):

	Payments Due by Fiscal Year
Contractual Obligations:	Total	2013	2014	2015	2016	2017	2018 and Beyond
Long-term debt obligations (1)	$1,324,140	$8,700	$8,700	$8,700	$8,700	$8,700	$1,280,640
Operating lease obligations(2)	70,268	15,776	12,993	10,320	7,394	6,835	16,950
Interest obligations (3)	605,157	83,153	84,277	83,836	83,395	82,781	187,715
Pension benefit payments	2,850	431	421	421	421	421	735
Purchase obligations	29	29	—	—	—	—	—
Total	$2,002,444	$108,089	$106,391	$103,277	$99,910	$98,737	$1,486,040

(1) Includes current portion of long-term debt. See Note 6 - Debt in the notes to our audited consolidated financial statements for additional information regarding our long-term debt obligations.
(2) See Note 16 - Commitments and Contingencies in the notes to our audited consolidated financial statements for additional information regarding our operating lease obligations.
(3) Represents interest payment obligations related to our long-term debt as specified in the applicable debt agreements. A portion of our long-term debt has variable interest rates due to either existing swap agreements or interest arrangements. We have estimated our variable interest payment obligations by using the interest rate forward curve where practical. Given the uncertainties in future interest rates we have not included the beneficial impact of interest rate swaps.

We have current contractual obligations and commercial commitments of approximately $100 million per year from fiscal 2013 through fiscal 2017. Additionally, we expect capital expenditures from fiscal 2013 through fiscal 2017 to range from three to four percent of revenues.

In October 2012, we acquired SolarSoft Business Systems for $155 million of cash. We financed the acquisition by utilizing $86 million of our cash and cash equivalents and by drawing $69 million on our senior secured credit facility.

We believe that our projected cash flow from operations will be sufficient to cover the liquidity needs listed above for at least the next 12 months.

We expect that the predictable revenue stream generated by our services revenues as well as other cash flows from operations, as well as the available borrowings on our senior secured credit facility will be sufficient to cover our liquidity needs for the foreseeable future.

Off Balance Sheet Arrangements

The Securities Exchange Commission rules require disclosure of off-balance sheet arrangements with unconsolidated entities which are reasonably likely to have a material effect on the company’s financial position, capital resources, results of operations, or liquidity. We did not have any such off-balance sheet arrangements as of September 30, 2012.

2011 Credit Agreement

As of September 30, 2012, we had $859.2 million (before $7.6 million unamortized original issue discount as of September 30, 2012) outstanding under our 2011 credit agreement. In addition, at September 30, 2012, we had $75 million of available borrowing capacity on our revolving credit facility. During October 2012, we borrowed $69 million on our revolving credit facility in connection with our acquisition of Solarsoft Business Systems. We currently have an outstanding balance of $69 million and $6 million of available borrowing capacity on the revolving credit facility.

The borrowings under the 2011 credit agreement bear variable interest based on corporate rates, the federal funds rates and Eurocurrency rates. As of September 30, 2012, the interest rate applicable to the term loans was 5.0%.

Substantially all of our assets and those of our domestic subsidiaries are pledged as collateral to secure our obligations under the 2011 credit agreement and each of our material wholly-owned domestic subsidiaries guarantee our obligations thereunder. The terms of the 2011 credit agreement require compliance with various covenants and amounts repaid under the term loans may not be re-borrowed.

Covenant Compliance
The terms of the 2011 credit agreement and the senior notes restrict certain activities, the most significant of which include limitations on the incurrence of additional indebtedness, liens or guarantees, payment or declaration of dividends, sales of assets and transactions with affiliates. The 2011 credit agreement also contains certain customary affirmative covenants and events of default.
Under the 2011 credit agreement, if at any time we have an outstanding balance under the revolving credit facility, our first lien senior secured leverage, consisting of amounts outstanding under the 2011 credit agreement and other secured borrowings, may not exceed the applicable ratio to our consolidated Adjusted EBITDA for the preceding 12-month period. At September 30, 2012, the applicable ratio is 5.00 to 1.00, which ratio incrementally steps down to 3.25 to 1.00 over the term of the revolving loan facility.
At September 30, 2012, we did not have an outstanding balance under the revolving credit facility, we were not subject to the maximum first lien senior secured leverage ratio requirement, and we were in compliance with all covenants included in the terms of the 2011 credit agreement and the senior notes.
We use consolidated earnings before interest, taxes, depreciation and amortization (“EBITDA”), as further adjusted, a non-GAAP financial measure, to determine our compliance with certain covenants contained in the 2011 credit agreement and the senior notes. For covenant calculation purposes, “adjusted EBITDA” is defined as consolidated net income (loss) adjusted to exclude interest, taxes, depreciation and amortization, and further adjusted to exclude unusual items and other adjustments permitted in calculating covenant compliance under our senior secured credit facilities. The breach of covenants in our 2011 credit agreement that are tied to ratios based on Adjusted EBITDA could result in a default under that agreement and under our indenture governing the senior notes, which would result in the acceleration of our indebtedness which would materially adversely affect our liquidity.

Calculation of Excess Cash Flow

The 2011 credit agreement requires us to make certain mandatory prepayments when we generate excess cash flow. The calculation of excess cash flow per the 2011 credit agreement includes net income, adjusted for non-cash charges and credits, changes in working capital and other adjustments, less the sum of debt principal repayments, capital expenditures, and other adjustments. The excess cash flow calculation may be reduced based on our attained ratio of consolidated total debt to EBITDA (consolidated earnings before interest, taxes, depreciation and amortization, further adjusted to exclude unusual items and other adjustments permitted in calculating covenant compliance under the indenture governing the senior notes and our 2011 credit agreement), all as defined in the 2011 credit agreement. We did not generate excess cash flow during fiscal 2012, as a result of entering into a definitive agreement to purchase SolarSoft Business Systems, Inc. for $155 million in cash. As such, we were not required to make a mandatory prepayment for fiscal 2012.

Senior Notes

As of September 30, 2012, we had senior notes due 2019 outstanding of $465.0 million in principal amount at an interest rate of 8 5/8%. The indenture that governs the senior notes contains certain covenants, agreements and events of default that are customary with respect to non-investment grade debt securities, including limitations on mergers, consolidations, sale of substantially all of our assets, incurrence of indebtedness, restricted payments liens and affiliates transactions by us or our restricted subsidiaries. The terms of the senior notes require us to make an offer to repay the senior notes upon a change of control or upon certain asset sales. The terms of the indenture also significantly restrict us and our restricted subsidiaries from paying dividends and otherwise transferring assets. For more information, see Senior Notes Due 2019 ("Senior Notes") in Note 6 in the audited consolidated financial statements included elsewhere in this filing.

Cash Flows

Operating Activities

Cash provided by (used in) operating activities consists of our net income (loss) adjusted for certain non-cash items, primarily amortization, depreciation, deferred income taxes, and the effect of changes in working capital and other activities. Our largest source of operating cash flows is cash collections from our customers following the purchase and renewal of their maintenance agreements. We also generate significant cash from new license revenues as well as revenues from our professional services and sales of hardware. Our primary uses of cash from operating activities are for employee related expenditures, third party royalties and maintenance, the cost of hardware products, and payment of interest on our debt.

Cash provided by operating activities was $133.6 million, $27.4 million and $58.0 million for the year ended September 30, 2012, the period from October 1, 2010 to May 15, 2011 (Predecessor) and the year ended September 30, 2010 (Predecessor), respectively. Cash used in operating activities was $3.9 million for the period from Inception to September 30, 2011.

Cash provided by operating activities increased by $137.5 million for the year ended September 30, 2012 as compared to the period from Inception to September 30, 2011.     The increase was primarily attributable to the comparison of a twelve month period with a four and one half month period as well as due to the inclusion of $42.6 million of acquisition related costs for the period from Inception to September 30, 2011. Cash provided by operating activities increased by $106.2 million for the year ended September 30, 2012 as compared to the period from October 1, 2010 to May 15, 2011 (Predecessor). The increase was primarily attributable to the comparison of a twelve month period with a seven and one half month period, as well as increased operating cash flows generated from Legacy Epicor. Cash provided by (used in) operating activities decreased by $61.9 million for the period from Inception to September 30, 2011 as compared to the year ended September 30, 2010 (Predecessor). The decrease was primarily attributable to the inclusion of $42.6 million of acquisition related costs in the period from Inception to September 30, 2011 as well as the comparison of a four and one half month period with a twelve month period which was partially offset by increased operating cash flows generated from Legacy Epicor. Cash provided by operating activities decreased by $30.6 million for the period from October 1, 2010 to May 15, 2011 (Predecessor) as compared to the year ended September 30, 2010 (Predecessor). The decrease in cash provided by operating activities was primarily a result of the comparison of a seven and one half month period with a twelve month period, as well as the inclusion of $16.5 million of acquisition-related costs in the period from October 1, 2010 to May 15, 2011 (Predecessor), partially offset by the inclusion of $0.5 million of cash used in operating activities from discontinued operations for the year ended September 30, 2010 (Predecessor).

Investing Activities

Our primary uses of cash for investing activities are for acquisitions of businesses, purchases of property and equipment, and capitalized expenditures for software and database costs. Our primary source of cash from investing activities is the proceeds from sale of short-term investments.

Cash used in investing activities was $41.1 million for the year ended September 30, 2012, and included $25.8 million used for purchases of property and equipment, $11.1 million used for capitalized computer software and database costs, and $4.9 million used for the acquisitions of Internet AutoParts, Inc. and Cogita, partially offset by $0.7 million proceeds from sale of short-term investments.

Cash used in investing activities was $1,614.6 million for the period from Inception to September 30, 2011, and included $1,602.9 million of cash used for the Acquisitions, $7.4 million used for the purchases of property and equipment, and $4.3 million used for capitalized computer software and database costs.

Cash used in investing activities was $10.6 million for the period from October 1, 2010 to May 15, 2011 (Predecessor), and included $3.9 million used for the purchase of property and equipment and $6.7 million used for capitalized computer software and database costs.

Cash used in investing activities was $4.7 million for the year ended September 30, 2010 (Predecessor), and included $5.1 million used for purchases of property and equipment, $11.1 million used for capitalized computer software and database costs, partially offset by $11.5 million of cash provided by discontinued operations, including $12.0 million received for the sale of the Predecessor's productivity tools business.

Financing Activities

Our primary sources of cash from financing activities include the proceeds of equity investments from Apax, our sole stockholder, the proceeds from issuance of debt, and the proceeds of loans from affiliates. Our primary uses of cash for financing activities include payments on long-term debt and payments of financing fees.

Cash used in financing activities was $6.5 million for the year ended September 30, 2012, and included $8.7 million of payments on long-term debt, partially offset by $2.2 million of proceeds of loan from affiliate.

Cash provided by financing activities was $1,665.9 million for the period from Inception to September 30, 2011, and included $647.0 million of equity investment from Apax, $888.0 million of proceeds from senior secured credit and revolving credit facilities, $465.0 million of proceeds from senior notes, partially offset by $294.3 million of payments on long-term debt and $39.7 million of payments of deferred financing fees.

Cash used in financing activities was $4.7 million for the period from October 1, 2010 to May 15, 2011 (Predecessor) and included $2.6 million of payments of deferred financing fees and $2.6 million of payments on long-term debt, partially offset by $0.5 million of excess tax benefits for stock-based compensation.

Cash used in financing activities was $23.5 million for the year ended September 30, 2010 (Predecessor), and consisted of $23.5 million of payments on long-term debt.

EBITDA and Adjusted EBITDA (Non-GAAP Financial Measures)
We believe that EBITDA and Adjusted EBITDA are useful financial metrics to assess our operating performance from period to period by excluding certain items that we believe are not representative of our core business. We believe that these non-GAAP financial measures provide investors with useful tools for assessing the comparability between periods of our ability to generate cash from operations sufficient to pay taxes, to service debt and to undertake capital expenditures. We use EBITDA and Adjusted EBITDA for business planning purposes and in measuring our performance relative to that of our competitors.
We believe EBITDA and Adjusted EBITDA are measures commonly used by investors to evaluate our performance and that of our competitors. EBITDA and Adjusted EBITDA are not presentations made in accordance with GAAP and our use of the terms EBITDA and Adjusted EBITDA varies from others in our industry. EBITDA and Adjusted EBITDA should not be considered as alternatives to net income (loss), operating income or any other performance measures derived in accordance with GAAP as measures of operating performance or operating cash flows or as measures of liquidity.
EBITDA and Adjusted EBITDA have important limitations as analytical tools and you should not consider them in isolation or as substitutes for analysis of our results as reported under GAAP. For example, EBITDA and Adjusted EBITDA:

•	exclude certain tax payments that may represent a reduction in cash available to us;

•	exclude amortization of intangible assets, which were acquired in acquisitions of businesses in exchange for cash;

•	do not reflect any cash capital expenditure requirements for the assets being depreciated and amortized that may have to be replaced in the future;

•	do not reflect changes in, or cash requirements for, our working capital needs; and

•	do not reflect interest expense, or the cash requirements necessary to service interest or principal payments, on our debt.
Although we were not required to meet a maximum first lien senior secured leverage ratio as of September 30, 2012, due to the factors discussed above, our management believes that Adjusted EBITDA is a key performance indicator for us. As such, the calculation of Adjusted EBITDA for the periods indicated below is as follows:

			Predecessor	Predecessor
	Year Ended	Inception to	October 1, 2010 to	Year Ended
(in thousands)	September 30, 2012	September 30, 2011	May 15, 2011	September 30, 2010
Reconciliation of net income (loss) to Adjusted EBITDA
Net income (loss)	$(39,086)	$(55,968)	$(8,389)	$24,561
Interest expense	90,483	36,643	33,069	30,427
Income tax expense (benefit)	(11,535)	(26,720)	(4,488)	13,948
Depreciation and amortization	138,985	50,716	25,322	39,611
EBITDA	178,847	4,671	45,514	108,547
Acquisition-related costs	8,845	42,581	16,846	2,862
Restructuring costs	4,776	11,049	27	2,981
Deferred revenue and other purchase accounting adjustments	16,070	29,826	—	—
Share-based compensation expense	8,308	—	5,713	3,750
Management fees paid to Apax	1,943	868	—	122
Other	4,819	1,044	2,243	(4,569)
Adjusted EBITDA	$223,608	$90,039	$70,343	$113,693

Maximum First Lien Senior Secured Leverage Ratio
Our senior secured credit facility contains a maximum first lien senior secured leverage ratio covenant which is effective if we have an outstanding balance on our revolving credit facility as of the end of the period. As of September 30, 2012, we did not have a balance outstanding on our revolving credit facility.  As a result, we were not required to meet this covenant as of and for the twelve months ended September 30, 2012.
In October 2012, we drew $69 million on the revolving credit facility to finance the acquisition of SolarSoft Business Systems.  We expect to have a balance outstanding on the revolving credit facility as of December 31, 2012, and as such we will be required to meet the maximum first lien senior secured leverage ratio covenant in effect at December 31, 2012.
The maximum first lien senior secured leverage ratio covenant is calculated using Adjusted EBITDA for the previous twelve month period. The table below presents the first lien senior secured leverage ratio which would have been required by the covenant at September 30, 2012 if we had a balance outstanding on our revolving credit facility, as well as the actual ratio attained as of September 30, 2012.

	Covenant Requirements	Our Ratio
Maximum first lien senior secured leverage ratio	5.00x	3.26x

Critical Accounting Estimates

Goodwill Impairment Analysis
We perform our goodwill impairment analysis on an annual basis on July 1. We perform our goodwill impairment test at the reporting unit level. We have five reporting units: ERP Americas, ERP EMEA, ERP APAC, Retail Solutions and Retail Distribution. Each of our reporting units has goodwill.
Testing for goodwill impairment is a two-step process. The first step screens for potential impairment, and if there is an indication of possible impairment, the second step must be completed to measure the amount of impairment loss, if any.

The first step of the goodwill impairment test used to identify potential impairment compares the fair value of a reporting unit with the carrying value of its net assets. If the fair value of the reporting unit is less than the carrying value of the reporting unit, the second step of the goodwill impairment test would be performed to measure the amount of impairment loss we would be required to record, if any.
We determine the fair value of our reporting units using discounted cash flow analyses, and we validate our fair value calculations using market-based multiples of revenue and earnings. Discounted cash flow analyses require us to use various assumptions, including assumptions about future cash flows, growth rates and discount rates. The assumptions about future cash flows and growth rates are based on our long-term projections by reporting unit. The discount rate used reflects the risk inherent in the projected cash flows. As these assumptions involve projections of future conditions and our assessment of market risks, the assumptions are inherently uncertain.
As of the date of our most recent goodwill impairment test, the fair value of each of our reporting units exceeded its carrying amount. As the fair value of each of our reporting units exceeded its carrying amount, we did not perform step two of the goodwill impairment test.
As of May 16, 2011, at the time of the Acquisitions, the fair value of each of our reporting units was equal to its carrying amount. On July 1, 2012, approximately 13 months following the acquisitions, we performed our annual goodwill impairment testing, and the fair value of each of our reporting units exceeded the carrying amount of the reporting units by the percentages in the table above. We believe that the fair value of each of our reporting units substantially exceeds the carrying value of our reporting units because the excess fair value was generated over a short period of time.
While our current projections do not indicate that we are at risk of failing step one of the goodwill impairment test at either of these units, if actual or expected future cash flows of our reporting units should fall sufficiently below our current forecasts, we may be required to record an impairment charge to the respective reporting unit's goodwill.
Changes in conditions which could negatively affect the fair value of our reporting units include the following:

•	Macroeconomic conditions such as a deterioration in general economic conditions, limitations on accessing capital and other developments in financial markets;

•
Industry and market considerations such as a deterioration in the environment in which the reporting unit operates, an increased competitive environment, a decline in market-dependent multiples or metrics (considered in both absolute terms and relative to peers), a change in the market for a reporting units products or services, or a regulatory or political development;

•	Overall financial performance such as negative or declining cash flows or a decline in revenue or earnings compared with results of current and relevant prior periods.

Critical Accounting Policies

Our accompanying consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“GAAP”) as set forth in the Financial Accounting Standard Board’s (“FASB”) Accounting Standards Codification (“ASC”). GAAP requires us to make certain estimates, judgments and assumptions. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reported period. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at the time that they are made. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our consolidated financial statements will be affected. The significant accounting policies which are most critical to aid in fully understanding and evaluating reported financial results include the following:

Revenue Recognition

Our primary sources of revenue are comprised of: licenses, which include the sale or license of software, professional services, which include revenue generated from installation and configuration of our software as well as training and education services; hardware, which consist primarily of computer server, POS and storage product offerings and installation; other, which consists primarily of the sale of business products to our customers; and services, which includes maintenance services and content and supply chain services.

Revenue Recognition of Software Products and Software Related Services

Our revenue recognition for software elements is based on ASC 985-605-Software-Revenue Recognition. Revenue for sales of software licenses is recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable and collection is probable.

For multiple-element software arrangements (software and software related services), we use the residual method of revenue recognition. Under the residual method, consideration is allocated to undelivered elements based upon vendor specific objective evidence (VSOE) of the fair value of those elements, with the residual of the arrangement fee allocated to the software components. We have established VSOE of fair value for each undelivered software element of the sale through independent transactions not sold in connection with a software license. VSOE of fair value of the maintenance services is determined by reference to the price our customers are required to pay for the services when sold-separately. For professional services, VSOE of fair value is based on the hourly or daily rate at which these services were sold without any other product or service offerings.

License Revenues: Amounts allocated to software license revenues that do not require significant customization are recognized at the time of delivery of the software when VSOE of fair value for all undelivered elements exists and all the other revenue recognition criteria have been met. If VSOE of fair value does not exist for all undelivered elements, license revenue is deferred and recognized when delivery or performance of the undelivered element(s) has occurred or when VSOE is established for the undelivered element(s). If maintenance or consulting is the only remaining element for which VSOE of fair value does not exist, then the related license revenue is recognized over the performance period of the service.

Professional Service Revenues: Professional services are sold on a fixed fee and time-and-materials basis. Consulting engagements can last anywhere from one day to several months and are based strictly on the customer's requirements and complexities. Our software, as delivered, can typically be used by the customer. Our professional services are generally not essential to the functionality of the software, as delivered, and do not result in any material changes to the underlying software code.

For services performed on a time-and-materials basis, revenue is recognized when the services are performed. On occasion, we enter into fixed or “not to exceed” fee arrangements. In these types of arrangements, revenue is recognized as services are proportionally performed as measured by hours incurred to date, as compared to total estimated hours to be incurred to complete the work. If, in the services element of the arrangement we perform significant production, modification or customization of our software, we account for the entire arrangement, inclusive of the software license revenue, using contract accounting as the software and services do not meet the criteria for separation. Revenue from training engagements is generally recognized as the services are performed.

Maintenance Revenues: Maintenance revenues consist primarily of fees for providing unspecified software upgrades on a when-and-if-available basis and technical support over a specified term. Maintenance revenues are typically paid in advance and are recognized on a straight-line basis over the term of the contract.

Revenue Recognition for Hardware and Other Products and Services (Non-software Elements)

Our revenue recognition for non-software elements is based on ASC 605-Revenue Recognition. Revenue for sales of hardware products and other products and services are recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable and collection is probable.

For multi-element arrangements that include non-software elements and software essential to the hardware's functionality, we allocate revenue to all deliverables based on their relative selling prices. In order to allocate revenue based on each deliverable's relative selling price, we have established the best estimated selling price for each item using a hierarchy of VSOE, third-party evidence (TPE), and estimated selling price (ESP). VSOE generally only exists when we sell the deliverable separately and is the price actually charged for that deliverable. TPE of selling price represents the price charged by other vendors of largely interchangeable products in standalone sales to similar customers. ESPs reflect our best estimate of what the selling prices would be if they were sold regularly on a stand-alone basis. We determine ESP for a product or service by considering multiple factors, including, but not limited to, transaction size, market conditions, competitive landscape, internal costs, gross margin objectives and pricing practices.

Revenue Recognition for Multiple Element Arrangements with Software and Non-software Elements

For multi-element arrangements that include non-software elements and software not essential to the hardware's functionality, we first allocate the total arrangement consideration based on the relative selling prices of the software group of elements as a whole and to the non-software elements. In order to allocate revenue based on each deliverables relative selling price, we have established the best estimated selling price for each item using a hierarchy of VSOE, third-party evidence (TPE), and estimated selling price (ESP). VSOE generally only exists when we sell the deliverable separately and is the price actually charged for that deliverable. TPE of selling price represents the price charged by other vendors of largely interchangeable products in standalone sales to similar customers. ESPs reflect our best estimate of what the selling prices would be if they were sold regularly on a stand-alone basis. We determine ESP for a product or service by considering multiple factors, including, but not limited to, transaction size, market conditions, competitive landscape, internal costs, gross margin objectives and pricing practices. Then we further allocate the consideration within the software group to the respective elements within that group following the residual method. After the arrangement consideration has been allocated to the elements, we account for each respective element in the arrangement as described above.

Allowance for Doubtful Accounts

We record allowances for doubtful accounts receivable based upon expected collectability. The reserve is generally established based upon an analysis of our aged receivables. Additionally, if necessary, a specific reserve for individual accounts is recorded when we become aware of a customer’s inability to meet its financial obligations, such as in the case of a bankruptcy filing or deterioration in the customer’s operating results or financial position. We also regularly review the allowance by considering factors such as historical collections experience, credit quality, age of the accounts receivable balance, and current economic conditions that may affect a customer’s ability to pay. If actual bad debts differ from the reserves calculated, we record an adjustment to bad debt expense in the period in which the difference occurs. Such adjustment could result in additional charges to our results of operations.

Software and Database Development Costs

In accordance with relevant authoritative accounting principles, costs incurred internally in creating computer software products are expensed until technological feasibility has been established which is typically evidenced by a working model. Thereafter and until general release, applicable software development costs are capitalized and subsequently reported at the lower of amortized cost or net realizable value. Costs incurred related to the development of databases are capitalized and subsequently reported at the lower of amortized cost or net realizable value. Capitalized costs are amortized using the greater of the amount computed using (a) the ratio that current gross revenues to the total anticipated future gross revenues or (b) the straight-line method over the estimated economic life of the product not to exceed five years. Currently, we amortize our software and database development costs using the straight-line method over a period of three years. We are required to use our professional judgment in determining whether software development costs meet the criteria for immediate expense or capitalization using the criteria described above and evaluate software and database development costs for impairment at each balance sheet date by comparing the unamortized capitalized costs to the net realizable value. The net realizable value is based on the estimated future gross revenue from that product reduced by the estimated future costs of completing, maintaining and disposing of the product.

Business Combinations

We account for acquisitions using the acquisition method of accounting based on ASC 805 - Business Combinations, which requires recognition and measurement of all identifiable assets acquired and liabilities assumed at their full fair value as of the date control is obtained. We determine the fair value of assets acquired and liabilities assumed based upon our best estimates of the fair values of assets acquired and liabilities assumed in the acquisition. Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired. While we use our best estimates and assumptions to measure the fair value of the identifiable assets acquired and liabilities assumed at the acquisition date, our estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, not to exceed one year from the date of acquisition, any changes in the estimated fair values of the net assets recorded for acquisitions will result in an adjustment to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to our consolidated statements of comprehensive income (loss).

Costs to exit or restructure certain activities of the acquired companies or our internal operations are accounted for as one-time termination and exit costs pursuant to ASC 420 and are accounted for separately from the business combination. A liability for a cost associated with an exit or disposal activity is recognized and measured at its estimated fair value in our consolidated statement of comprehensive income (loss) in the period in which the liability is incurred. When estimating the fair value of facility restructuring activities, assumptions are applied regarding estimated sub-lease payments to be received, which can differ materially from actual results. This may require us to revise our initial estimates which may materially affect our consolidated results of operations and financial position in the period the revision is made.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired in a business combination. Goodwill is tested for impairment on an annual basis in the fourth fiscal quarter of each year, and between annual tests if indicators of potential impairment exist, using a fair-value-based approach. See Note 4 - Goodwill in the audited consolidated financial statements included elsewhere in this filing for additional information regarding goodwill.

Intangible assets that are not considered to have an indefinite useful life are amortized using the straight-line method over their estimated period of benefit, which generally ranges from one to ten years. Each period we evaluate the estimated remaining useful life of intangible assets and assess whether events or changes in circumstances warrant a revision to the remaining period of amortization or indicate that impairment exists. No impairments of finite-lived intangible assets have been identified during any of the periods presented. See Note 5 - Intangible Assets in the audited consolidated financial statements included elsewhere in this filing for additional information regarding intangible assets.

Income Taxes

We account for income taxes in accordance with relevant authoritative accounting principles. Deferred income taxes are provided for all temporary differences between the financial reporting and tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Factors affecting the recoverability of our deferred tax assets include our ability to meet future income projections and the success of our tax planning strategies. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in the period such changes are enacted. A valuation allowance is established against deferred tax assets if the future realization of these assets is not likely based on the weight of the available evidence. Income taxes are provided on the undistributed earnings of foreign subsidiaries that are not considered to be permanently reinvested. As of September 30, 2012, we held $64.1 million of cash in foreign jurisdictions whose earnings are deemed permanently reinvested, and accordingly, we do not plan to repatriate this cash to the U.S. We recognize and measure benefits for uncertain tax positions which requires significant judgment from management. We evaluate our uncertain tax positions on a quarterly basis and base these evaluations upon a number of factors, including changes in facts or circumstances, changes in tax law, correspondence with tax authorities during the course of audits and effective settlement of audit issues. Changes in the recognition or measurement of uncertain tax positions could result in material increases or decreases in our income tax expense in the period in which we make the change, which could have a material impact on our effective tax rate and operating results.
Share Based Payments
We account for share-based payments to employees, including grants of restricted units in Eagle Topco, L.P. (Eagle Topco), our indirect parent, in accordance with ASC 718, Compensation — Stock Compensation, which require that share based payments (to the extent they are compensatory) be recognized in our consolidated statements of comprehensive income (loss) based on their fair values. In addition, we have applied the applicable provisions of the SEC’s guidance contained in ASC 718 in our accounting for share based compensation awards.
As required by ASC 718, we recognize stock-based compensation expense for share-based payments awards that are expected to vest. In determining whether an award is expected to vest, we use an estimated, forward-looking forfeiture rate based upon our historical forfeiture rates. Share-based payments expense recorded using an estimated forfeiture rate is updated for actual forfeitures quarterly. To the extent our actual forfeitures are different than our estimates, we record a true-up for the differences in the period that the awards vest, and such true-ups could materially affect our operating results. We also consider on a quarterly basis whether there have been any significant changes in facts and circumstances that would affect our expected forfeiture rate. In addition, for restricted units with performance conditions we recognize share-based compensation expense in the period when it becomes probable that the performance condition will be achieved and reverse cumulative stock compensation expense in the event that such performance conditions are no longer deemed probable of being achieved. We recognize expense on a ratable basis over the requisite service period, which is generally four years for awards with explicit service periods and is derived from valuation models for awards with market conditions.

We are also required to determine the fair value of share based payments awards at the grant date. For restricted units in Eagle Topco, which are subject to service conditions and/or performance conditions, we estimate the fair values of such units based on their intrinsic value. Some of our restricted units in Eagle Topco included a market condition for which we used a

Monte Carlo pricing model to establish the grant date fair value. These determinations require judgment, including estimating expected volatility. If actual results differ significantly from these estimates, share-based compensation expense and our results of operations could be impacted.

Recently Issued Accounting Pronouncements

See Note 1 — Basis of Presentation and Accounting Policy Information in our audited consolidated financial statements for a summary of recently issued accounting pronouncements.